UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-Q

QUARTERLY SCHEDULE OF PORTFOLIO HOLDINGS OF REGISTERED MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number: 811-07384

NICHOLAS APPLEGATE INSTITUTIONAL FUNDS
(Exact name of registrant as specified in its charter)

600 WEST BROADWAY, 30TH FLOOR, SAN DIEGO, CA 92101
(Address, including zip code, of principal executive offices)

Charles H. Field, Jr.
c/o Nicholas-Applegate Capital Management
600 West Broadway, 30th Floor
San Diego, CA 92101
(Name and address of agent for service)

Copy to:
Deborah A. Wussow
c/o Nicholas-Applegate Capital Management
600 West Broadway, 30th Floor
San Diego, CA 92101

Registrant's telephone number, including area code: (619) 687-2988

Date of fiscal year end: March 31

Date of reporting period: December 31, 2008

ITEM 1. SCHEDULE OF INVESTMENTS

U.S. Micro Cap Fund

Schedule of Investments (Unaudited)
As of December 31, 2008

	Number of Shares	Value
Common Stock - 98.3%		
Aerospace/Defense-Equipment - 0.7%		
National Presto Industries, Inc.	3,900	$ 300,300
Airlines - 0.8%		
Hawaiian Holdings, Inc.*.	54,200	345,796
Alternative Waste Technology - 1.4%		
Calgon Carbon Corp.*	40,160	616,858
Apparel Manufacturers - 0.7%		
Maidenform Brands, Inc.*	32,400	328,860
Applications Software - 1.2%		
EPIQ Systems, Inc.*.	31,870	532,548
Auto Repair Centers - 1.4%		
Monro Muffler, Inc.	23,500	599,250
Batteries/Battery Systems - 1.3%		
Greatbatch, Inc.*	21,700	574,182
Chemicals-Diversified - 0.8%		
Aceto Corp.	37,300	373,373
Chemicals-Plastics - 0.7%		
Metabolix, Inc.##,*.	23,500	298,920
Coffee - 0.9%		
Green Mountain Coffee Roasters, Inc.##,*.	10,500	406,350
Commercial Banks-Southern US - 0.8%		
Bank of the Ozarks, Inc.	11,800	349,752
Commercial Services - 3.4%		
HMS Holdings Corp.*	26,461	834,051
Medifast, Inc.*	61,000	337,330
Team, Inc.*	11,906	329,796
		1,501,177
Commercial Services-Finance - 1.4%		
CBIZ, Inc.*.	49,800	430,770
TNS, Inc.*	19,100	179,349
		610,119
Communications Software - 0.9%		
Seachange International, Inc.*	53,300	384,293
Computer Services - 1.0%		
Furmanite Corp.*	45,400	244,706
Ness Technologies, Inc.*	43,900	187,892
		432,598
Computer Software - 0.8%		
Double-Take Software, Inc.*	37,600	337,272
Computers-Integrated Systems - 1.9%		
NCI, Inc. Cl. A*.	13,600	409,768
Netscout Systems, Inc.*	47,900	412,898
		822,666
Computers-Peripheral Equipment - 1.3%		
Compellent Technologies, Inc.*. . . .	35,900	349,307
Transact Technologies, Inc.	44,800	205,632
		554,939
Disposable Medical Products - 2.0%		
ICU Medical, Inc.*.	11,400	377,796
Merit Medical Systems, Inc.*.	28,000	502,040
		879,836
Distribution/Wholesale - 1.8%		
FGX International Holdings, Ltd.* . .	34,700	476,778
MWI Veterinary Supply, Inc.*	10,900	293,864
		770,642
Drug Delivery Systems - 0.6%		
Matrixx Initiatives, Inc.*.	15,200	250,648

	Number of Shares	Value
Electronic Components-Semiconductors - 0.6%		
Ceva, Inc.*.	36,800	$ 257,600
Electronic Measure Instruments - 1.4%		
Axsys Technologies, Inc.*.	11,358	623,100
Electronic Security Devices - 0.6%		
American Science & Engineering, Inc.	3,600	266,256
Engineering/R & D Services - 1.5%		
Stanley, Inc.*	18,700	677,314
Enterprise Software/Services - 1.5%		
Opnet Technologies, Inc.*.	44,900	442,714
Taleo Corp. Cl. A*	27,948	218,833
		661,547
Finance-Consumer Loans - 0.5%		
Portfolio Recovery Associates, Inc.##,*.	6,000	203,040
Finance-Investment Bankers/Brokers - 1.4%		
SWS Group, Inc.	31,400	595,030
Food-Miscellaneous/Diversified - 3.0%		
American Italian Pasta Co.##,*.	28,000	625,520
Diamond Foods, Inc.	19,000	382,850
Smart Balance, Inc.*.	47,400	322,320
		1,330,690
Food-Wholesale/Distribution - 2.8%		
Nash Finch Co.	13,400	601,526
Spartan Stores, Inc.	27,170	631,702
		1,233,228
Footwear & Related Apparel - 1.0%		
Steven Madden, Ltd.*.	21,500	458,380
Hazardous Waste Disposal - 0.8%		
American Ecology Corp.	17,600	356,048
Human Resources - 0.9%		
On Assignment, Inc.*	69,600	394,632
Insurance Brokers - 1.7%		
Life Partners Holdings, Inc.##	17,101	746,288
Internet Applications Software - 3.6%		
Cybersource Corp.*	28,470	341,355
Interwoven, Inc.*	28,100	354,060
S1 Corp.*.	72,170	569,421
Vocus, Inc.*	17,660	321,589
		1,586,425
Internet Infrastructure Software - 1.6%		
AsiaInfo Holdings, Inc.*.	59,000	698,560
Machinery-General Industry - 0.3%		
Intevac, Inc.*	26,200	132,834
Medical Imaging Systems - 0.8%		
IRIS International, Inc.*.	25,400	354,076
Medical Instruments - 0.5%		
Natus Medical, Inc.*	17,500	226,625
Medical Labs & Testing Services - 1.3%		
Bio-Reference Labs, Inc.*.	21,760	570,765
Medical Products - 3.6%		
Exactech, Inc.*.	25,700	432,788
Hanger Orthopedic Group, Inc.* . . .	27,400	397,574
Synovis Life Technologies, Inc.* . . .	40,560	760,094
		1,590,456
Medical-Biomedical/Genetics - 2.5%		
CryoLife, Inc.*	47,800	464,138
NPS Pharmaceuticals, Inc.*	32,600	202,446

SCHEDULE OF INVESTMENTS (Unaudited)

As of December 31, 2008

	Number of Shares	Value
Seattle Genetics, Inc.*	48,500	$ 433,590
		1,100,174
Medical-Drugs - 1.9%		
Array Biopharma, Inc.*	57,000	230,850
Indevus Pharmaceuticals, Inc.	37,600	118,064
Pharmasset, Inc.*	20,000	262,200
Vivus, Inc.*	40,400	214,928
		826,042
Medical-Nursing Homes - 0.9%		
Sun Healthcare Group, Inc.*	43,100	381,435
Medical-Outpatient/Home Medical Care - 3.0%		
Almost Family, Inc.##,*	15,700	706,186
LHC Group, Inc.*	16,700	601,200
		1,307,386
MRI/Medical Diagnostic Imaging Centers - 1.2%		
Alliance Imaging, Inc.*	63,500	506,095
Networking Products - 1.3%		
Extreme Networks*	138,800	324,792
Switch & Data Facilities Co., Inc.##,*	33,200	245,348
		570,140
Oil Companies-Exploration & Production - 0.7%		
GMX Resources, Inc.*	9,100	230,412
NGAS Resources, Inc.*	55,800	91,512
		321,924
Oil-Field Services - 0.9%		
Boots & Coots International Control, Inc.*	218,500	257,830
Matrix Service Co.*	18,040	138,367
		396,197
Patient Monitoring Equipment - 1.2%		
CardioNet, Inc.*	21,600	532,440
Physical Practice Management - 0.9%		
IPC The Hospitalist Co., Inc.*	22,500	378,675
Power Conversion/Supply Equipment - 1.5%		
C&D Technologies, Inc.##,*	54,600	170,898
Powell Industries, Inc.*	16,200	470,124
		641,022
Private Corrections - 0.9%		
Cornell Cos., Inc.*	20,900	388,531
Property/Casualty Insurance - 1.2%		
Meadowbrook Insurance Group, Inc.	78,700	506,828
Research & Development - 2.1%		
Exponent, Inc.*	18,700	562,496
Kendle International, Inc.*	13,400	344,648
		907,144
Retail-Apparel/Shoe - 4.4%		
DSW, Inc. Cl. A##,*	23,500	292,810
HOT Topic, Inc.*	57,900	536,733
JOS. A Bank Clothiers, Inc.*	15,000	392,250
New York & Co., Inc.*	54,400	126,208
Shoe Carnival, Inc.*	24,300	232,065
The Wet Seal, Inc. Cl. A*	117,800	349,866
		1,929,932
Retail-Computer Equipment - 0.4%		
PC Mall, Inc.*	43,400	174,034
Retail-Convenience Store - 1.1%		
Pantry, Inc.*	23,400	501,930
Retail-Discount - 0.7%		
Citi Trends, Inc.*	21,000	309,120
Retail-Pet Food & Supplies - 1.2%		
PetMed Express, Inc.*	30,600	539,478
Retail-Restaurants - 1.6%		
Buffalo Wild Wings, Inc.##,*	14,300	$ 366,795
CKE Restaurants, Inc.	36,900	320,292
		687,087
Savings & Loans/Thrifts-Eastern US - 2.5%		
Flushing Financial Corp.	28,100	336,076
OceanFirst Financial Corp.	26,300	436,580
United Financial Bancorp, Inc.	21,800	330,052
		1,102,708
Schools - 0.8%		
K12, Inc.*	18,100	345,167
Semiconductor Components-Integrated Circuits - 1.3%		
O2Micro International, Ltd. - ADR*	57,570	112,837
Pericom Semiconductor Corp.*	33,900	185,772
Techwell, Inc.*	41,200	267,800
		566,409
Semiconductor Equipment - 0.8%		
Ultratech, Inc.*	28,900	345,644
Textile-Apparel - 0.4%		
Perry Ellis International, Inc.*	29,000	183,860
Therapeutics - 1.7%		
Allos Therapeutics, Inc.*	23,400	143,208
Cypress Bioscience, Inc.*	46,500	318,060
Questcor Pharmaceuticals, Inc.*	30,500	283,955
		745,223
Transport-Services - 0.9%		
Pacer International, Inc.	16,200	168,966
Vitran Corp., Inc.*	40,000	248,000
		416,966
Transport-Truck - 1.8%		
Marten Transport Ltd.*	20,700	392,472
Saia, Inc.*	36,900	400,734
		793,206
Ultra Sound Imaging Systems - 0.7%		
SonoSite, Inc.*	15,600	297,648
Veterinary Diagnostics - 0.9%		
Neogen Corp.*	16,000	399,680
Water Treatment Systems - 0.6%		
Energy Recovery, Inc.##,*	36,600	277,428
Web Hosting/Design - 0.6%		
Terremark Worldwide, Inc.*	68,600	266,854
Wireless Equipment - 0.5%		
Globecomm Systems, Inc.*	38,450	211,090
Total Common Stock (Cost: $50,074,135)		43,090,770

	Principal Amount	
Short Term Investments - 10.1%		
Repurchase Agreement - 8.2%		
Deutshe Bank Securities, 0.020% dated 12/31/08, to be repurchased at 3,621,796 on 1/2/09 (colateralized by U.S. Treasury Bond, 0.000% due	$3,621,794	3,621,794

U.S. Micro Cap Fund

Schedule of Investments (Unaudited)
As of December 31, 2008

	Principal Amount	
Time Deposit - 1.9%		
Citibank Nassau		
0.060%, 01/02/09	816,185	816,185
Total Short Term Investments (Cost: $4,437,980). .		4,437,979
Total Investments - 108.4% (Cost: $54,512,115) . .		47,528,749
Liabilities In Excess of Other Assets - (8.4)%		(3,673,981)
Net Assets - 100.0%		$ 43,854,768

All or a portion of the Fund's holdings in this security was on loan as of December 31, 2008.
* *Non-income producing securities.*
** *All of the security is purchased with cash collateral proceeds from securities loans.*

ADR - American Depository Receipt

Schedule of Investments by Sector
as of December 31, 2008

Sector	Percent of Net Assets
Consumer, Non-cyclical	41.0%
Industrial	15.5
Consumer, Cyclical	13.1
Technology	10.6
Financial	8.0
Communications	7.6
Energy	1.6
Basic Materials	0.9
Short Term Investments	10.1
Total Investments	108.4
Liabilities in excess of other assets	(8.4)
Net Assets	100.0%

U.S. Emerging Growth Fund

Schedule of Investments (Unaudited)

As of December 31, 2008

	Number of Shares	Value
Common Stock - 98.2%		
Aerospace/Defense-Equipment - 4.0%		
BE Aerospace, Inc.*	3,700	$ 28,453
Curtiss-Wright Corp.	1,100	36,729
Kaman Corp.	2,300	41,699
Moog, Inc. Cl. A*	1,400	51,198
National Presto Industries, Inc.	1,000	77,000
Orbital Sciences Corp.*	3,800	74,214
Triumph Group, Inc.	1,300	55,198
		364,491
Airlines - 2.4%		
Continental Airlines, Inc. Cl. B*	4,400	79,464
Hawaiian Holdings, Inc.*	12,400	79,112
JetBlue Airways Corp.*	8,000	56,800
		215,376
Alternative Waste Technology - 0.7%		
Calgon Carbon Corp.*	4,200	64,512
Apparel Manufacturers - 0.4%		
G-III Apparel Group, Ltd.*	5,200	33,228
Applications Software - 0.6%		
Compuware Corp.*	8,300	56,025
Batteries/Battery Systems - 0.9%		
Greatbatch, Inc.*	3,100	82,026
Beverages-Wine/Spirits - 0.4%		
Central European Distribution Corp.*	1,800	35,460
Chemicals-Diversified - 0.8%		
Olin Corp.	3,900	70,512
Coal - 0.4%		
Walter Industries, Inc.	2,100	36,771
Coffee - 0.6%		
Green Mountain Coffee Roasters, Inc.*	1,400	54,180
Commercial Services - 1.4%		
HMS Holdings Corp.*	2,400	75,648
Team, Inc.*	1,900	52,630
		128,278
Commercial Services-Finance - 1.1%		
Bankrate, Inc.*	1,600	60,800
TNS, Inc.*	4,200	39,438
		100,238
Computer Aided Design - 0.5%		
Parametric Technology Corp.*	3,700	46,805
Computer Services - 0.3%		
Ness Technologies, Inc.*	5,600	23,968
Computer Software - 0.7%		
Double-Take Software, Inc.*	7,400	66,378
Computers-Integrated Systems - 0.7%		
Netscout Systems, Inc.*	7,800	67,236
Consulting Services - 2.7%		
Forrester Research, Inc.*	3,100	87,451
Gartner, Inc. Cl. A*	3,900	69,537
Watson Wyatt Worldwide, Inc. Cl. A	1,800	86,076
		243,064
Containers-Paper/Plastic - 0.8%		
Rock-Tenn Co. Cl. A.	2,000	68,360
Cosmetics & Toiletries - 0.6%		
Elizabeth Arden, Inc.*	4,000	50,440
Disposable Medical Products - 0.9%		
Merit Medical Systems, Inc.*	4,500	80,685

	Number of Shares	Value
Distribution/Wholesale - 1.1%		
Beacon Roofing Supply, Inc.*	4,500	$ 62,460
LKQ Corp.*	2,900	33,814
		96,274
Diversified Operations - 0.5%		
Compass Diversified Holdings	4,000	45,000
Electric-Integrated - 0.6%		
Unisource Energy Corp.	1,900	55,784
Electronic Components-Semiconductors - 2.3%		
Macrovision Solutions Corp.*	5,000	63,250
ON Semiconductor Corp.*	12,200	41,480
PMC - Sierra, Inc.*	10,500	51,030
Skyworks Solutions, Inc.*	9,900	54,846
		210,606
Electronic Design Automations - 0.5%		
Mentor Graphics Corp.*	8,800	45,496
Electronic Measure Instruments - 0.6%		
Itron, Inc.*	800	50,992
Engineering/R & D Services - 0.9%		
EMCOR Group, Inc.*	3,800	85,234
Enterprise Software/Services - 1.7%		
Lawson Software, Inc.*	11,000	52,140
Mantech International Corp. Cl. A*	1,500	81,285
Taleo Corp. Cl. A*	3,200	25,056
		158,481
E-Services/Consulting - 0.6%		
Websense, Inc.*	3,800	56,886
Finance-Consumer Loans - 0.6%		
Portfolio Recovery Associates, Inc.*	1,700	57,528
Finance-Investment Bankers/Brokers - 2.5%		
Knight Capital Group, Inc. Cl. A*	5,500	88,825
Raymond James Financial, Inc.	2,600	44,538
SWS Group, Inc.	4,900	92,855
		226,218
Food-Miscellaneous/Diversified - 0.4%		
Diamond Foods, Inc.	1,900	38,285
Food-Wholesale/Distribution - 1.6%		
Spartan Stores, Inc.	4,000	93,000
United Natural Foods, Inc.*	3,000	53,460
		146,460
Footwear & Related Apparel - 1.6%		
Deckers Outdoor Corp.*	600	47,922
Skechers U.S.A, Inc. Cl. A*	3,800	48,716
Steven Madden, Ltd.*	2,300	49,036
		145,674
Hazardous Waste Disposal - 0.7%		
American Ecology Corp.	3,000	60,690
Human Resources - 1.0%		
Emergency Medical Services Corp. Cl. A*	2,400	87,864
Internet Applications Software - 1.2%		
Cybersource Corp.*	6,300	75,537
Interwoven, Inc.*	2,900	36,540
		112,077
Internet Infrastructure Equipment - 0.8%		
Avocent Corp.*	3,900	69,849
Intimate Apparel - 0.5%		
The Warnaco Group, Inc.*	2,200	43,186
Machinery-Construction & Mining - 0.5%		
Bucyrus International, Inc. Cl. A	2,400	44,448

U.S. EMERGING GROWTH FUND

SCHEDULE OF INVESTMENTS (Unaudited)
As of December 31, 2008

	Number of Shares	Value
Machinery-General Industry - 1.2%		
Altra Holdings, Inc.*	5,600	$ 44,296
Wabtec Corp.	1,600	63,600
		107,896
Marine Services - 0.8%		
Aegean Marine Petroleum Network, Inc.	4,500	76,320
Medical Instruments - 2.8%		
Integra LifeSciences Holdings Corp.*	1,700	60,469
Natus Medical, Inc.*	3,100	40,145
NuVasive, Inc.*.	1,800	62,370
Thoratec Corp.*	2,800	90,972
		253,956
Medical Labs & Testing Services - 0.9%		
Bio-Reference Labs, Inc.*	3,200	83,936
Medical Products - 4.8%		
American Medical Systems Holdings, Inc.*	4,400	39,556
China Medical Technologies, Inc. - ADR	2,600	52,676
Exactech, Inc.*	3,600	60,624
Haemonetics Corp.*	1,400	79,100
PSS World Medical, Inc.*	4,400	82,808
Wright Medical Group, Inc.*	3,100	63,333
Zoll Medical Corp.*	2,900	54,781
		432,878
Medical-Biomedical/Genetics - 6.5%		
Alexion Pharmaceuticals, Inc.*	2,400	86,856
Bio-Rad Laboratories, Inc. Cl. A*	600	45,186
Cubist Pharmaceuticals, Inc.*	2,700	65,232
Medicines Co.*	4,100	60,393
Myriad Genetics, Inc.*	1,300	86,138
OSI Pharmaceuticals, Inc.*	2,000	78,100
Regeneron Pharmaceuticals, Inc.*	3,100	56,916
Sequenom, Inc.*.	3,200	63,488
United Therapeutics Corp.*	700	43,785
		586,094
Medical-Drugs - 1.3%		
Eurand NV*	4,600	39,606
Pharmasset, Inc.*	3,200	41,952
PharMerica Corp.*	2,400	37,608
		119,166
Medical-Nursing Homes - 0.6%		
Sun Healthcare Group, Inc.*	5,900	52,215
Medical-Outpatient/Home Medical Care - 2.3%		
Almost Family, Inc.*	900	40,482
Gentiva Health Services, Inc.*	2,700	79,002
LHC Group, Inc.*	2,400	86,400
		205,884
MRI/Medical Diagnostic Imaging Centers - 0.5%		
Alliance Imaging, Inc.*	5,300	42,241
Oil Companies-Exploration & Production - 4.3%		
Arena Resources, Inc.*	2,000	56,180
Comstock Resources, Inc.*	1,600	75,600
EXCO Resources, Inc.*	6,900	62,514
GMX Resources, Inc.*	2,500	63,300
Quicksilver Resources, Inc.*	5,800	32,306
W&T Offshore, Inc.	3,500	50,120
Whiting Petroleum Corp.*	1,600	53,536
		393,556
Oil-Field Services - 0.9%		
Cal Dive International, Inc.*	8,500	55,335
Tetra Technologies, Inc.*	4,600	22,356
		77,691

	Number of Shares	Value
Pharmacy Services - 0.8%		
Catalyst Health Solutions, Inc.*	3,000	$ 73,050
Physical Practice Management - 0.6%		
IPC The Hospitalist Co., Inc.*	3,200	53,856
Physical Therapy/Rehabilitation Centers - 0.5%		
Psychiatric Solutions, Inc.*	1,700	47,345
Power Conversion/Supply Equipment - 0.6%		
Powell Industries, Inc.*	2,000	58,040
Private Corrections - 0.7%		
Cornell Cos., Inc.*	3,500	65,065
Property/Casualty Insurance - 0.8%		
Amtrust Financial Services, Inc.	6,500	75,400
Real Estate Management/Service - 1.0%		
CB Richard Ellis Group, Inc. Cl. A*	8,800	38,016
Jones Lang LaSalle, Inc.	1,900	52,630
		90,646
Research & Development - 0.5%		
Kendle International, Inc.*.	1,900	48,868
Retail-Apparel/Shoe - 5.5%		
Aeropostale, Inc.*	2,600	41,860
Collective Brands, Inc.*.	7,200	84,384
Dress Barn, Inc.*	5,600	60,144
Guess ?, Inc.	3,500	53,725
Gymboree Corp.*	1,900	49,571
Hanesbrands, Inc.*	2,900	36,975
HOT Topic, Inc.*.	7,600	70,452
JOS. A Bank Clothiers, Inc.*	2,200	57,530
The Childrens Place Retail Stores, Inc.*	1,900	41,192
		495,833
Retail-Convenience Store - 1.1%		
Pantry, Inc.*	4,500	96,525
Retail-Miscellaneous/Diversified - 0.9%		
Pricesmart, Inc.	3,800	78,508
Retail-Pawn Shops - 0.6%		
Ezcorp, Inc. Cl. A*	3,400	51,714
Retail-Perfume & Cosmetics - 0.4%		
Ulta Salon Cosmetics & Fragrance, Inc.*	4,700	38,916
Retail-Restaurants - 3.8%		
Buffalo Wild Wings, Inc.*	2,300	58,995
Chipotle Mexican Grill, Inc. Cl. A*	1,300	80,574
CKE Restaurants, Inc.	7,900	68,572
Cracker Barrel Old Country Store, Inc.*	3,000	61,770
Jack in the Box, Inc.*	3,400	75,106
		345,017
Semiconductor Components-Integrated Circuits - 1.5%		
Pericom Semiconductor Corp.*.	9,600	52,608
TriQuint Semiconductor, Inc.*	23,300	80,152
		132,760
Telecommuications Services - 1.5%		
NTELOS Holdings Corp.	3,800	93,708
Premiere Global Services, Inc.*	5,400	46,494
		140,202
Theaters - 0.4%		
Cinemark Holdings, Inc.	5,400	40,122
Therapeutics - 2.2%		
Alnylam Pharmaceuticals, Inc.*.	2,000	49,460
CV Therapeutics, Inc.*	5,400	49,734
Medarex, Inc.*	8,100	45,198

Schedule of Investments (Unaudited)

As of December 31, 2008

	Number of Shares	Value
Questcor Pharmaceuticals, Inc.*	5,500	$ 51,205
		195,597
Transactional Software - 0.7%		
Solera Holdings, Inc.*	2,500	60,250
Transport-Air Freight - 0.6%		
Atlas Air Worldwide Holdings, Inc.* . .	3,100	58,590
Transport-Marine - 0.4%		
Gulfmark Offshore, Inc.*	1,500	35,685
Transport-Rail - 0.8%		
Genesee & Wyoming, Inc. Cl. A* . . .	2,400	73,200
Transport-Services - 0.4%		
Pacer International, Inc.	3,800	39,634
Transport-Truck - 1.9%		
Con-way, Inc.	2,000	53,200
Old Dominion Freight Line, Inc.*	2,200	62,612
Saia, Inc.*	5,400	58,644
		174,456
Ultra Sound Imaging Systems - 0.4%		
SonoSite, Inc.*	1,800	34,344
Vitamins & Nutrition Products - 0.8%		
Herbalife, Ltd..	2,200	47,696
NBTY, Inc.*	1,800	28,170
		75,866
Water Treatment Systems - 0.4%		
Energy Recovery, Inc.*.	4,800	36,384
Web Portals/ISP - 0.4%		
Sohu.com, Inc.*	700	33,138
Total Common Stock (Cost: $11,080,741)		8,905,909
	Principal Amount	
Short Term Investments - 6.1%		
Time Deposit - 6.1%		
Citibank Nassau		
0.060%, 01/02/09 (Cost: $552,029)	552,029	552,029
Total Investments - 104.3% (Cost: $11,632,770) . .		9,457,938
Liabilities In Excess of Other Assets - (4.3)%		(389,491)
Net Assets - 100.0%		$ 9,068,447

* *Non-income producing securities.*

ADR - American Depository Receipt

Schedule of Investments by Sector

as of December 31, 2008

Sector	Percent of Net Assets
Consumer, Non-cyclical	37.6%
Consumer, Cyclical	18.5
Industrial	15.5
Technology	9.6
Energy	5.6
Financial	5.0
Communications	4.5
Basic Materials	0.8
Utilities	0.6
Diversified	0.5
Short Term Investments	6.1
Total Investments	104.3
Liabilities in excess of other assets	(4.3)
Net Assets	100.0%

U.S. Ultra Micro Cap Fund

Schedule of Investments (Unaudited)

As of December 31, 2008

	Number of Shares	Value
Common Stock - 98.8%		
Aerospace/Defense-Equipment - 0.9%		
Allied Defense Group, Inc.*.	1,700	$ 10,540
Air Pollution Control Equipment - 1.5%		
Met-Pro Corp.	1,256	16,730
Airlines - 1.0%		
Hawaiian Holdings, Inc.*.	1,700	10,846
Apparel Manufacturers - 2.0%		
G-III Apparel Group, Ltd.*.	2,087	13,336
Maidenform Brands, Inc.*.	900	9,135
		22,471
Applications Software - 1.7%		
Ebix, Inc.*.	822	19,646
Building & Construction-Miscellaneous - 0.7%		
MYR Group, Inc.*.	800	8,000
Chemicals-Diversified - 1.4%		
Aceto Corp.	1,600	16,016
Chemicals-Specialty - 1.0%		
American Pacific Corp.*	1,362	10,964
Commercial Banks-Western US - 0.8%		
Center Financial Corp.	1,520	9,378
Commercial Services - 1.3%		
Medifast, Inc.*	2,730	15,097
Communications Software - 1.4%		
Seachange International, Inc.*	2,270	16,367
Computer Services - 1.0%		
Furmanite Corp.*	2,049	11,044
Computer Software - 1.2%		
Double-Take Software, Inc.*.	1,554	13,939
Computers-Integrated Systems - 1.9%		
NCI, Inc. Cl. A*.	728	21,935
Computers-Memory Devices - 0.8%		
Datalink Corp.*.	2,900	9,019
Computers-Peripheral Equipment - 1.5%		
iCAD, Inc.*.	5,300	5,830
Transact Technologies, Inc.*.	2,469	11,333
		17,163
Cosmetics & Toiletries - 0.7%		
Parlux Fragrances, Inc.*.	2,727	7,963
Diagnostic Equipment - 0.7%		
Home Diagnostics, Inc.*	1,690	8,399
Distribution/Wholesale - 1.8%		
FGX International Holdings, Ltd.* . . .	1,530	21,022
Drug Delivery Systems - 1.0%		
Matrixx Initiatives, Inc.*.	670	11,048
Electronic Components-Semiconductors - 1.0%		
Ceva, Inc.*.	1,662	11,634
Electronic Security Devices - 0.6%		
Digital Ally, Inc.*.	2,385	7,370
Engineering/R & D Services - 1.0%		
Argan, Inc.*	1,000	10,930
Enterprise Software/Services - 1.3%		
Opnet Technologies, Inc.*.	1,510	14,889
Food-Miscellaneous/Diversified - 3.1%		
American Italian Pasta Co.*	960	21,446
Overhill Farms, Inc.*.	3,193	13,379
		34,825
Hazardous Waste Disposal - 0.9%		
Heritage-Crystal Clean, Inc.*.	940	10,810

	Number of Shares	Value
Health Care Cost Containment - 1.5%		
Integramed America, Inc.*.	2,600	$ 17,420
Heart Monitors - 1.6%		
Cardiac Science Corp.*.	2,358	17,685
Human Resources - 1.3%		
On Assignment, Inc.*.	2,536	14,379
Instruments-Controls - 0.7%		
Spectrum Control, Inc.*	1,353	8,307
Insurance Brokers - 2.3%		
Life Partners Holdings, Inc.	588	25,660
Medical Imaging Systems - 1.1%		
IRIS International, Inc.*	936	13,048
Medical Instruments - 1.6%		
SenoRx, Inc.*	2,686	6,285
Vascular Solutions, Inc.*	1,300	11,726
		18,011
Medical Products - 10.0%		
Alphatec Holdings, Inc.*.	3,587	8,429
Atrion Corp..	178	17,284
ATS Medical, Inc.*.	7,025	19,529
Cantel Medical Corp.*	900	13,203
Exactech, Inc.*	978	16,470
Synovis Life Technologies, Inc.*.	1,143	21,420
Vnus Medical Technologies, Inc.* . . .	1,054	17,096
		113,431
Medical-Biomedical/Genetics - 1.4%		
CryoLife, Inc.*	1,692	16,429
Medical-Drugs - 1.3%		
Indevus Pharmaceuticals, Inc.*	1,900	5,966
Santarus, Inc.*.	5,700	8,949
		14,915
Medical-Outpatient/Home Medical Care - 5.3%		
Allied Healthcare International, Inc.*. .	7,542	8,221
Almost Family, Inc.*.	500	22,490
America Service Group, Inc.*.	1,300	13,910
NovaMed, Inc.*	4,400	15,224
		59,845
Networking Products - 0.6%		
Extreme Networks*	3,100	7,254
Oil Companies-Exploration & Production - 1.4%		
Double Eagle Petroleum Co.*	1,051	7,378
NGAS Resources, Inc.*	2,516	4,126
RAM Energy Resources, Inc.*	4,900	4,312
		15,816
Oil-Field Services - 0.7%		
Boots & Coots International Control, Inc.*.	6,464	7,628
Optical Supplies - 1.1%		
Staar Surgical Co.*	5,297	12,607
Patient Monitoring Equipment - 1.5%		
Somanetics Corp.*	1,018	16,807
Physical Practice Management - 1.0%		
IPC The Hospitalist Co., Inc.*.	700	11,781
Physical Therapy/Rehabilitation Centers - 1.5%		
US Physical Therapy, Inc.*	1,290	17,196
Power Conversion/Supply Equipment - 0.8%		
C&D Technologies, Inc.*	3,052	9,553
Private Corrections - 1.2%		
Cornell Cos., Inc.*	715	13,292

SCHEDULE OF INVESTMENTS (Unaudited)

As of December 31, 2008

	Number of Shares	Value
Property/Casualty Insurance - 1.6%		
Meadowbrook Insurance Group, Inc..	2,867	$ 18,463
Research & Development - 1.4%		
Exponent, Inc.*.	515	15,491
Retail-Apparel/Shoe - 3.6%		
HOT Topic, Inc.*.	2,402	22,266
Shoe Carnival, Inc.*	752	7,182
The Wet Seal, Inc. Cl. A*	3,993	11,859
		41,307
Retail-Automobile - 1.2%		
America's Car-Mart, Inc.*	975	13,465
Retail-Computer Equipment - 0.5%		
PC Mall, Inc.*.	1,379	5,530
Retail-Discount - 1.4%		
Citi Trends, Inc.*.	1,048	15,427
Retail-Drug Store - 1.1%		
Allion Healthcare, Inc.*	2,929	12,067
Retail-Restaurants - 2.0%		
AFC Enterprises, Inc.*	1,300	6,097
Einstein Noah Restaurant Group, Inc.*	1,563	8,987
McCormick & Schmick's Seafood Restaurants, Inc.*	1,864	7,494
		22,578
Savings & Loans/Thrifts-Eastern US - 3.7%		
OceanFirst Financial Corp.	1,101	18,277
United Financial Bancorp, Inc.	1,547	23,421
		41,698
Semiconductor Components-Integrated Circuits - 1.0%		
Techwell, Inc.*	1,756	11,414
Semiconductor Equipment - 1.3%		
Ultra Clean Holdings*	1,864	3,747
Ultratech, Inc.*	966	11,553
		15,300
Telecommunication Equipment - 3.2%		
Anaren, Inc.*	1,100	13,145
Applied Signal Technology, Inc.	870	15,608
Symmetricom, Inc.*	2,000	7,900
		36,653
Textile-Apparel - 0.7%		
Perry Ellis International, Inc.*	1,248	7,912
Therapeutics - 0.5%		
Cypress Bioscience, Inc.*.	900	6,156
Transactional Software - 1.2%		
Yucheng Technologies, Ltd.*	1,829	13,333
Transport-Services - 0.8%		
Vitran Corp., Inc.*.	1,404	8,705
Transport-Truck - 2.7%		
Celadon Group, Inc.*	1,606	13,699
Saia, Inc.*	1,525	16,562
		30,261
Wireless Equipment - 0.8%		
Globecomm Systems, Inc.*.	1,748	9,597
Total Common Stock (Cost: $1,405,108)		1,124,466

	Principal Amount	
Short Term Investments - 1.1%		
Time Deposit - 1.1%		
Brown Brothers Harriman & Co. - Grand Cayman 0.060%, 01/02/09 (Cost: $12,476). .	12,476	12,476
Total Investments - 99.9% (Cost: $1,417,584)		1,136,942
Other Assets In Excess Of Liabilities - 0.1%		1,297
Net Assets - 100.0%.		$ 1,138,239

* *Non-income producing securities.*

SCHEDULE OF INVESTMENTS BY SECTOR
as of December 31, 2008

Sector	Percent of Net Assets
Consumer, Non-cyclical	40.6%
Technology	14.3
Consumer, Cyclical	13.3
Industrial	13.0
Financial	8.4
Communications	4.7
Basic Materials	2.4
Energy	2.1
Short Term Investments	1.1
Total Investments	99.9
Other assets in excess of liabilities	0.1
Net Assets	100.0%

U.S. Systematic Large Cap Growth Fund

Schedule of Investments

As of December 31, 2008

	Number of Shares	Value
Common Stock - 98.9%		
Advertising Agencies - 0.4%		
Interpublic Group of Cos., Inc.*	6,200	$ 24,552
Aerospace/Defense - 2.2%		
Northrop Grumman Corp.	3,200	144,128
Agricultural Chemicals - 1.1%		
CF Industries Holdings, Inc.	1,500	73,740
Apparel Manufacturers - 1.7%		
Coach, Inc.*	2,000	41,540
VF Corp.	1,200	65,724
		107,264
Applications Software - 3.6%		
Microsoft Corp.	12,000	233,280
Beverages-Non-alcoholic - 1.9%		
PepsiCo, Inc.	2,300	125,971
Building-Residential/Commercial - 1.0%		
Pulte Homes, Inc.	6,200	67,766
Coal - 0.5%		
Foundation Coal Holdings, Inc.	1,000	14,020
Walter Industries, Inc.	1,200	21,012
		35,032
Computers - 7.7%		
Apple, Inc.*	600	51,210
Hewlett-Packard Co.	7,600	275,804
International Business Machines Corp.	2,100	176,736
		503,750
Computers-Integrated Systems - 0.9%		
NCR Corp.*	4,100	57,974
Data Processing/Management - 0.6%		
Fiserv, Inc.*	1,000	36,370
Electronic Components-Semiconductors - 1.7%		
Intel Corp.	7,600	111,416
Engineering/R & D Services - 2.3%		
Fluor Corp.	2,900	130,123
The Shaw Group, Inc.*	900	18,423
		148,546
Food-Miscellaneous/Diversified - 2.1%		
General Mills, Inc.	2,300	139,725
Internet Infrastructure Software - 0.5%		
F5 Networks, Inc.*	1,400	32,004
Internet Security - 1.2%		
Symantec Corp.*	6,000	81,120
Linen Supply & Relative Items - 1.5%		
Cintas Corp.	4,100	95,243
Machinery-Construction & Mining - 0.8%		
Bucyrus International, Inc. Cl. A	2,900	53,708
Medical Instruments - 4.1%		
Boston Scientific Corp.*	7,900	61,146
Medtronic, Inc.	3,200	100,544
St. Jude Medical, Inc.*	3,200	105,472
		267,162
Medical Products - 1.0%		
Johnson & Johnson	1,100	65,813
Medical-Biomedical/Genetics - 5.7%		
Amgen, Inc.*	2,800	161,700
Celgene Corp.*	1,600	88,448
Genentech, Inc.*	1,500	124,365
		374,513
Medical-Drugs - 9.9%		
Abbott Laboratories	1,500	80,055
Bristol-Myers Squibb Co.	6,200	144,150

	Number of Shares	Value
Cephalon, Inc.*	1,400	$ 107,856
Eli Lilly & Co.	2,700	108,729
Forest Laboratories, Inc.*	5,400	137,538
Wyeth	1,800	67,518
		645,846
Medical-HMO - 0.5%		
Aetna, Inc.	1,200	34,200
Medical-Hospitals - 0.7%		
Community Health Systems, Inc.*	2,900	42,282
Multi-line Insurance - 1.5%		
ACE, Ltd.	1,800	95,256
Networking Products - 4.6%		
Cisco Systems, Inc.*	18,400	299,920
Office Automation & Equipment - 1.2%		
Pitney Bowes, Inc.	3,000	76,440
Oil & Gas Drilling - 1.8%		
Diamond Offshore Drilling, Inc.	500	29,470
ENSCO International, Inc.	3,000	85,170
		114,640
Oil Companies-Exploration & Production - 2.8%		
Occidental Petroleum Corp.	1,500	89,985
Southwestern Energy Co.*	3,200	92,704
		182,689
Oil Field Machine & Equipment - 3.4%		
Cameron International Corp.*	4,400	90,200
National Oilwell Varco, Inc.*	5,300	129,532
		219,732
Oil-Field Services - 1.8%		
Halliburton Co.	2,300	41,814
Schlumberger, Ltd.	1,800	76,194
		118,008
Pharmacy Services - 4.1%		
Express Scripts, Inc. Cl. A*	500	27,490
Medco Health Solutions, Inc.*	2,400	100,584
Omnicare, Inc.	5,100	141,576
		269,650
Retail-Apparel/Shoe - 0.6%		
Polo Ralph Lauren Corp. Cl. A	800	36,328
Retail-Discount - 5.9%		
Dollar Tree, Inc.*	800	33,440
Family Dollar Stores, Inc.	2,500	65,175
Wal-Mart Stores, Inc.	5,100	285,906
		384,521
Retail-Restaurants - 2.8%		
McDonald's Corp.	1,400	87,066
Panera Bread Co. Cl. A##,*	1,800	94,032
		181,098
Schools - 1.6%		
Apollo Group, Inc. Cl. A*	900	68,958
DeVry, Inc.	600	34,446
		103,404
Semicon Components-Integrated Circuits - 1.0%		
Marvell Technology Group, Ltd.*	9,900	66,033
Semiconductor Components-Integrated Circuits - 0.6%		
Integrated Device Technology, Inc.*	7,400	41,514
Super-Regional Banks-US - 0.7%		
Bank of America Corp.	3,200	45,056
Tobacco - 5.2%		
Altria Group, Inc.	12,000	180,720
Philip Morris International, Inc.	3,700	160,987
		341,707

Schedule of Investments (Unaudited)

As of December 31, 2008

	Number of Shares	Value
Transport-Rail - **3.2%**		
CSX Corp.	3,400	$ 110,398
Norfolk Southern Corp.	1,400	65,870
Union Pacific Corp.	700	33,460
		209,728
Web Portals/ISP - **2.5%**		
Google, Inc. Cl. A*	200	61,530
Sohu.com, Inc.*	2,100	99,414
		160,944
Total Common Stock (Cost: $8,007,482)		6,448,073

	Principal Amount	
Short Term Investments - 2.7%		
Repurchase Agreement - 1.4%		
Deutshe Bank Securities, 0.020% dated 12/31/08, to be repurchased at $90,396 on 1/2/09 (collateralized by U.S. Treasury Bond, 0.000% due		
	$90,396	90,396
Time Deposit - 1.3%		
Citibank Nassau		
0.060%, 01/02/09	82,056	82,056
Total Short Term Investments (Cost: $172,452) . . .		172,452
Total Investments - 101.6% (Cost: $8,179,934) . . .		6,620,525
Liabilities In Excess of Other Assets - (1.6)%		(101,943)
Net Assets - 100.0%		$ 6,518,582

*   Non-income producing securities.
\#\# All or a portion of the Fund's holdings in this security was on loan as of December 31, 2008.
** All of the security is purchased with cash collateral proceeds from securities loans.

Schedule of Investments by Sector
as of December 31, 2008

Sector	Percent of Net Assets
Consumer, Non-cyclical	37.0%
Technology	17.2
Consumer, Cyclical	13.4
Energy	10.3
Communications	9.2
Industrial	8.5
Financial	2.2
Basic Materials	1.1
Short Term Investments	2.7
Total Investments	101.6
Liabilities in excess of other assets	(1.6)
Net Assets	100.0%

U.S. Small to Mid Cap Growth Fund

Schedule of Investments (Unaudited)
As of December 31, 2008

	Number of Shares	Value
Common Stock - 99.7%		
Aerospace/Defense-Equipment - 1.4%		
Kaman Corp.	810	$ 14,686
Orbital Sciences Corp.*	1,810	35,349
		50,035
Airlines - 2.3%		
Allegiant Travel Co.*	550	26,713
Continental Airlines, Inc. Cl. B*	1,460	26,368
JetBlue Airways Corp.*	3,860	27,406
		80,487
Alternative Waste Technology - 0.7%		
Calgon Carbon Corp.*	1,600	24,576
Applications Software - 2.2%		
Compuware Corp.*	4,230	28,553
Nuance Communications, Inc.*	2,970	30,769
Red Hat, Inc.*	1,200	15,864
		75,186
Batteries/Battery Systems - 1.2%		
Greatbatch, Inc.*	1,600	42,336
Beverages-Wine/Spirits - 0.4%		
Central European Distribution Corp.*	720	14,184
Coal - 0.4%		
Walter Industries, Inc.	850	14,883
Coffee - 0.6%		
Green Mountain Coffee Roasters, Inc.*	500	19,350
Commercial Banks-Southern US - 0.8%		
Bank of the Ozarks, Inc.	900	26,676
Commercial Services - 0.8%		
Alliance Data Systems Corp.*	600	27,918
Commercial Services-Finance - 0.8%		
Bankrate, Inc.*	710	26,980
Computers-Integrated Systems - 0.7%		
NCR Corp.*	1,630	23,048
Consulting Services - 3.1%		
Forrester Research, Inc.*	1,350	38,084
Gartner, Inc. Cl. A*	1,680	29,954
Watson Wyatt Worldwide, Inc. Cl. A	840	40,169
		108,207
Containers-Paper/Plastic - 1.5%		
Pactiv Corp.*	1,050	26,124
Rock-Tenn Co. Cl. A.	710	24,268
		50,392
Disposable Medical Products - 0.8%		
ICU Medical, Inc.*	850	28,169
Distribution/Wholesale - 0.4%		
LKQ Corp.*	1,200	13,992
Diversified Manufacturing Operations - 0.8%		
Brink's Co.	990	26,611
Electric-Integrated - 0.9%		
Unisource Energy Corp.	1,060	31,122
Electronic Components-Semiconductors - 3.8%		
LSI Corp.*	7,110	23,392
Macrovision Solutions Corp.*	2,620	33,143
ON Semiconductor Corp.*	5,770	19,618
PMC - Sierra, Inc.*	6,470	31,444
Skyworks Solutions, Inc.*	4,590	25,429
		133,026
Electronic Design Automations - 0.5%		
Mentor Graphics Corp.*	3,200	16,544

	Number of Shares	Value
Electronic Measure Instruments - 2.0%		
Axsys Technologies, Inc.*	300	$ 16,458
Flir Systems, Inc.*	840	25,771
Itron, Inc.*	420	26,771
		69,000
Engineering/R & D Services - 2.2%		
Stanley, Inc.*	1,100	39,842
URS Corp.*	900	36,693
		76,535
Enterprise Software/Services - 0.9%		
Mantech International Corp. Cl. A*	550	29,804
E-Services/Consulting - 0.6%		
Websense, Inc.*	1,450	21,706
Finance-Investment Bankers/Brokers - 1.4%		
Raymond James Financial, Inc.	1,010	17,301
SWS Group, Inc.	1,700	32,215
		49,516
Finance-Other Services - 1.0%		
The Nasdaq OMX Group*	1,360	33,606
Food-Miscellaneous/Diversified - 2.9%		
American Italian Pasta Co.*	2,100	46,914
Diamond Foods, Inc.	800	16,120
Ralcorp Holdings, Inc.*	630	36,792
		99,826
Food-Wholesale/Distribution - 1.7%		
Spartan Stores, Inc.	1,400	32,550
United Natural Foods, Inc.*	1,410	25,126
		57,676
Hazardous Waste Disposal - 1.0%		
Stericycle, Inc.*	650	33,852
Instruments-Controls - 0.2%		
Mettler Toledo International, Inc.*	120	8,088
Internet Applications Software - 1.9%		
Cybersource Corp.*	2,350	28,176
Interwoven, Inc.*	1,700	21,420
Vocus, Inc.*	900	16,389
		65,985
Internet Infrastructure Equipment - 0.9%		
Avocent Corp.*	1,670	29,910
Internet Security - 1.1%		
McAfee, Inc.*	1,130	39,064
Intimate Apparel - 0.6%		
The Warnaco Group, Inc.*	1,100	21,593
Machinery-Construction & Mining - 0.6%		
Bucyrus International, Inc. Cl. A	1,100	20,372
Marine Services - 0.9%		
Aegean Marine Petroleum Network, Inc.	1,800	30,528
Medical Instruments - 3.9%		
Edwards Lifesciences Corp.*	600	32,970
Integra LifeSciences Holdings Corp.*	740	26,322
Natus Medical, Inc.*	1,100	14,245
NuVasive, Inc.*	800	27,720
Thoratec Corp.*	1,010	32,815
		134,072
Medical Labs & Testing Services - 1.0%		
Bio-Reference Labs, Inc.*	1,340	35,148
Medical Products - 4.8%		
Abiomed, Inc.*	1,740	28,571

	Number of Shares	Value
American Medical Systems Holdings, Inc.*	2,300	$ 20,677
Exactech, Inc.*	1,200	20,208
Haemonetics Corp.*	600	33,900
PSS World Medical, Inc.*	1,900	35,758
Wright Medical Group, Inc.*	1,360	27,785
		166,899
Medical-Biomedical/Genetics - 7.3%		
Alexion Pharmaceuticals, Inc.*	930	33,657
Bio-Rad Laboratories, Inc. Cl. A*	230	17,321
Cubist Pharmaceuticals, Inc.*	1,000	24,160
Illumina, Inc.*	940	24,487
Medicines Co.*	2,000	29,460
Myriad Genetics, Inc.*	500	33,130
Qiagen NV*	2,060	36,174
Regeneron Pharmaceuticals, Inc.*	900	16,524
Sequenom, Inc.*	1,180	23,411
United Therapeutics Corp.*	230	14,386
		252,710
Medical-Drugs - 1.4%		
Cephalon, Inc.*	510	39,290
PharMerica Corp.*	620	9,716
		49,006
Medical-Nursing Homes - 0.9%		
Sun Healthcare Group, Inc.*	3,330	29,470
Medical-Outpatient/Home Medical Care - 1.5%		
Gentiva Health Services, Inc.*	1,000	29,260
LHC Group, Inc.*	630	22,680
		51,940
MRI/Medical Diagnostic Imaging Centers - 1.0%		
Alliance Imaging, Inc.*	4,260	33,952
Multi-line Insurance - 0.8%		
Assurant, Inc.	900	27,000
Oil & Gas Drilling - 0.6%		
Atwood Oceanics, Inc.*	1,350	20,628
Oil Companies-Exploration & Production - 3.4%		
Arena Resources, Inc.*	1,140	32,023
PetroHawk Energy Corp.*	2,060	32,198
Quicksilver Resources, Inc.*	4,620	25,733
Whiting Petroleum Corp.*	840	28,106
		118,060
Pharmacy Services - 2.1%		
Catalyst Health Solutions, Inc.*	1,220	29,707
Omnicare, Inc.	1,560	43,306
		73,013
Physical Practice Management - 0.7%		
IPC The Hospitalist Co., Inc.*	1,420	23,899
Power Conversion/Supply Equipment - 0.8%		
Powell Industries, Inc.*	910	26,408
Private Corrections - 0.8%		
Corrections Corp. of America*	1,760	28,794
Property/Casualty Insurance - 0.9%		
Amtrust Financial Services, Inc.	2,730	31,668
Real Estate Management/Service - 0.6%		
Jones Lang LaSalle, Inc.	800	22,160
Research & Development - 0.6%		
Pharmaceutical Product Development, Inc.	720	20,887
Respiratory Products - 1.1%		
ResMed, Inc.*	980	36,730
Retail-Apparel/Shoe - 6.4%		
Collective Brands, Inc.*	2,580	30,238

	Number of Shares	Value
Dress Barn, Inc.*	2,460	$ 26,420
Guess ?, Inc.	1,600	24,560
Gymboree Corp.*	1,080	28,177
Hanesbrands, Inc.*	1,400	17,850
JOS. A Bank Clothiers, Inc.*	900	23,535
Polo Ralph Lauren Corp. Cl. A	600	27,246
The Childrens Place Retail Stores, Inc.*	1,060	22,981
Urban Outfitters, Inc.*	1,300	19,474
		220,481
Retail-Computer Equipment - 0.6%		
GameStop Corp. Cl. A*	910	19,711
Retail-Convenience Store - 1.2%		
Pantry, Inc.*	1,990	42,685
Retail-Jewelry - 0.4%		
Tiffany & Co.	540	12,760
Retail-Miscellaneous/Diversified - 0.6%		
Pricesmart, Inc.	980	20,247
Retail-Pawn Shops - 0.6%		
Ezcorp, Inc. Cl. A*	1,400	21,294
Retail-Restaurants - 2.5%		
Buffalo Wild Wings, Inc.*	1,130	28,985
CKE Restaurants, Inc.	3,230	28,036
Jack in the Box, Inc.*	1,400	30,926
		87,947
Schools - 1.4%		
DeVry, Inc.	500	28,705
ITT Educational Services, Inc.*	200	18,996
		47,701
Semiconductor Components-Integrated Circuits - 0.9%		
TriQuint Semiconductor, Inc.*	8,850	30,444
Telecommuications Services - 1.7%		
NTELOS Holdings Corp.	1,700	41,922
Premiere Global Services, Inc.*	2,070	17,823
		59,745
Therapeutics - 0.4%		
CV Therapeutics, Inc.*	1,480	13,631
Transport-Air Freight - 0.7%		
Atlas Air Worldwide Holdings, Inc.*	1,200	22,680
Transport-Rail - 0.9%		
Genesee & Wyoming, Inc. Cl. A*	1,010	30,805
Transport-Truck - 1.8%		
Con-way, Inc.	800	21,280
JB Hunt Transport Services, Inc.	900	23,643
Saia, Inc.*	1,700	18,462
		63,385
Vitamins & Nutrition Products - 0.5%		
Herbalife, Ltd.	880	19,078
Web Portals/ISP - 0.9%		
Sohu.com, Inc.*	670	31,718
Total Common Stock (Cost: $4,149,480)		3,447,539

U.S. Small to Mid Cap Growth Fund

Schedule of Investments (Unaudited)
As of December 31, 2008

	Principal Amount	
Short Term Investments - 0.7%		
Time Deposit - 0.7%		
Bank of America Toronto		
0.060%, 01/02/09 (Cost: $23,837) .	23,837	23,837
Total Investments - 100.4% (Cost: $4,173,317) . . .		3,471,376
Liabilities In Excess of Other Assets - (0.4)%		(14,975)
Net Assets - 100.0%		$ 3,456,401

*   Non-income producing securities.

Schedule of Investments by Sector
as of December 31, 2008

Sector	Percent of Net Assets
Consumer, Non-cyclical	41.4%
Industrial	15.7
Consumer, Cyclical	15.7
Technology	8.9
Communications	7.2
Financial	5.5
Energy	4.4
Utilities	0.9
Short Term Investments	0.7
Total Investments	100.4
Liabilities in excess of other assets	(0.4)
Net Assets	100.0%

U.S. CONVERTIBLE FUND

SCHEDULE OF INVESTMENTS (Unaudited)

As of December 31, 2008

	Principal Amount	Value
Convertible Corporate Bonds - 82.6%		
Advertising Agencies - 1.3%		
Interpublic Group of Cos, Inc.		
4.250%, 03/15/23	$5,245,000	$3,428,919
Aerospace/Defense-Equipment - 1.5%		
Orbital Sciences Corp.		
2.438%, 01/15/27	4,305,000	3,939,075
Applications Software - 3.5%		
Nuance Communications, Inc.		
2.750%, 08/15/27	1,940,000	1,510,775
Nuance Communications,Inc. 144A#		
2.750%, 08/15/27	2,845,000	2,215,544
Red Hat, Inc.		
0.500%, 01/15/24	5,105,000	5,111,381
		8,837,700
Auto-Cars/Light Trucks - 0.6%		
Ford Motor Co.		
4.250%, 12/15/36	5,410,000	1,420,125
Batteries/Battery Systems - 1.1%		
EnerSys		
3.375%, 06/01/38	5,410,000	2,880,825
Brewery - 1.9%		
Molson Coors Brewing Co.		
2.500%, 07/30/13	4,100,000	4,909,750
Broadcast Services/Programming - 1.7%		
Liberty Media LLC		
3.125%, 03/30/23	6,040,000	4,363,900
Cellular Telecommunications - 2.7%		
Leap Wireless International, Inc. 144A#		
4.500%, 07/15/14	6,570,000	3,621,712
NII Holdings, Inc.		
2.750%, 08/15/25	3,850,000	3,354,313
		6,976,025
Coal - 0.8%		
Peabody Energy Corp.		
4.750%, 12/15/66	3,275,000	1,981,375
Commercial Services - 3.2%		
Alliance Data Systems Corp. 144A#		
1.750%, 08/01/13	6,320,000	4,771,600
Quanta Services, Inc. 144A#		
3.750%, 04/30/26	870,000	878,700
Quanta Services, Inc.		
3.750%, 04/30/26	2,540,000	2,565,400
		8,215,700
Consulting Services - 0.8%		
FTI Consulting, Inc.		
3.750%, 07/15/12	1,300,000	1,940,250
Electronic Components-Semiconductors - 4.2%		
Intel Corp.		
2.950%, 12/15/35	4,855,000	4,229,918
ON Semiconductor Corp.		
2.625%, 12/15/26	4,630,000	2,534,925
Skyworks Solutions, Inc.		
1.500%, 03/01/12	2,280,000	1,758,450
Skyworks Solutions, Inc.		
1.250%, 03/01/10	2,325,000	2,162,250
		10,685,543
Electronic Measure Instruments - 2.4%		
Flir Systems, Inc.		
3.000%, 06/01/23	1,465,000	4,080,025
Itron, Inc.		
2.500%, 08/01/26	1,885,000	2,031,088
		6,111,113

	Principal Amount	Value
Electronic Parts Distribution - 0.1%		
Avnet, Inc.		
2.000%, 03/15/34	$250,000	$247,188
Electronics-Military - 1.6%		
Level-3 Communications Holdings, Inc. 144A#		
3.000%, 08/01/35	620,000	620,000
Level-3 Communications Holdings, Inc.		
3.000%, 08/01/35	3,580,000	3,580,000
		4,200,000
Energy-Alternate Sources - 1.8%		
Covanta Holding Corp.		
1.000%, 02/01/27	4,985,000	4,561,275
Enterprise Software/Services - 2.5%		
Lawson Software, Inc.		
2.500%, 04/15/12	3,510,000	2,729,025
Sybase, Inc.		
1.750%, 02/22/25	3,440,000	3,766,800
		6,495,825
Instruments-Scientific - 1.7%		
Fisher Scientific International, Inc.		
3.250%, 03/01/24	3,945,000	4,443,056
Life/Health Insurance - 2.0%		
Prudential Financial, Inc.++		
0.366%, 12/15/37	5,260,000	5,004,890
Machinery-Farm - 0.7%		
AGCO Corp.		
1.250%, 12/15/36	2,540,000	1,854,200
Machinery-General Industry - 1.0%		
Roper Industries, Inc.		
1.481%, 01/15/34	4,590,000	2,484,338
Medical Instruments - 2.5%		
Integra LifeSciences Holdings Corp. 144A#		
2.750%, 06/01/10	2,105,000	1,868,188
Medtronic, Inc.		
1.625%, 04/15/13	5,240,000	4,650,500
		6,518,688
Medical-Biomedical/Genetics - 8.9%		
Amgen, Inc.		
0.375%, 02/01/13	5,925,000	5,665,780
Gilead Sciences, Inc. 144A#		
0.625%, 05/01/13	1,905,000	2,602,706
Gilead Sciences, Inc.		
0.625%, 05/01/13	1,735,000	2,370,444
Illumina, Inc.		
0.625%, 02/15/14	3,170,000	3,879,288
Invitrogen Corp.		
2.000%, 08/01/23	4,030,000	3,793,238
OSI Pharmaceuticals, Inc.		
3.000%, 01/15/38	5,160,000	4,166,699
		22,478,155
Medical-Drugs - 9.7%		
Allergan, Inc. 144A#		
1.500%, 04/01/26	1,800,000	1,811,250
Allergan, Inc.		
1.500%, 04/01/26	2,725,000	2,742,031
Bristol-Myers Squibb Co.++		
1.496%, 09/15/23	6,250,000	4,968,749
Cephalon, Inc.+		
0.000%, 06/15/33	725,000	995,063
Cephalon, Inc.		
2.000%, 06/01/15	2,025,000	3,366,563
Teva Pharmaceutical Finance LLC		
0.500%, 02/01/24	4,340,000	4,925,900

U.S. Convertible Fund

Schedule of Investments (Unaudited)

As of December 31, 2008

	Principal Amount	Value
Wyeth[++]		
2.621%, 01/15/24	$5,810,000	$5,785,016
		24,594,572
Medical-Generic Drugs - **2.5%**		
Mylan, Inc.		
1.250%, 03/15/12	1,090,000	806,600
Watson Pharmaceuticals, Inc.		
1.750%, 03/15/23	5,940,000	5,553,900
		6,360,500
Oil & Gas Drilling - **3.8%**		
Nabors Industries, Inc.		
0.940%, 05/15/11	5,515,000	4,570,556
Transocean, Inc.		
1.500%, 12/15/37	6,720,000	5,208,000
		9,778,556
Oil Companies-Exploration & Production - **1.6%**		
Chesapeake Energy Corp.		
2.500%, 05/15/37	7,000,000	4,121,250
Oil Field Machinery & Equipment - **1.6%**		
Cameron International Corp.		
2.500%, 06/15/26	4,115,000	4,084,138
Power Conversion/Supply Equipment - **0.9%**		
JA Solar Holdings Co., Ltd.		
4.500%, 05/15/13	5,625,000	2,278,125
REITS-Diversified - **1.6%**		
Digital Realty Trust LP 144A[#]		
4.125%, 08/15/26	3,995,000	4,075,300
REITS-Office Property - **1.5%**		
Boston Properties LP		
3.750%, 05/15/36	4,910,000	3,872,763
Retail-Major Dept Store - **1.2%**		
TJX Cos., Inc.[+]		
0.000%, 02/13/21	4,185,000	3,175,369
Super-Regional Banks-US - **1.7%**		
US BanCorp.[++]		
0.000%, 09/20/36	4,960,000	4,425,312
Telecommuications Services - **2.2%**		
Amdocs, Ltd.		
0.500%, 03/15/24	5,610,000	5,567,925
Toys - **1.6%**		
Hasbro, Inc.		
2.750%, 12/01/21	2,994,000	4,094,295
Web Hosting/Design - **1.6%**		
Equinix, Inc.		
2.500%, 04/15/12	5,620,000	4,207,975
Wire & Cable Products - **1.3%**		
General Cable Corp.		
0.875%, 11/15/13	5,645,000	3,295,269
Wireless Equipment - **1.3%**		
American Tower Corp.		
3.000%, 08/15/12	2,320,000	3,375,600
Total Convertible Corporate Bonds (Cost: $263,211,852).		211,284,864
Convertible Preferred Stock - 13.7%		
Agricultural Operations - **1.1%**		
Bunge, Ltd.		
4.875%, 12/31/49	39,385	2,697,873
Electric-Generation - **1.5%**		
AES Trust III		
6.750%, 10/15/29	103,743	3,925,635
Electric-Integrated - **1.8%**		
Entergy Corp.		
7.625%, 02/17/09	90,005	4,532,652

	Principal Amount	Value
Finance-Investment Bankers/Brokers - **1.9%**		
Citigroup, Inc.		
6.500%, ...	$170,495	$4,772,155
Independent Power Producer - **1.2%**		
NRG Energy, Inc.		
5.750%, 03/16/09	14,605	3,139,162
Metal-Diversified - **0.5%**		
Freeport-McMoRan Copper & Gold, Inc.		
6.750%, 05/01/10	28,465	1,350,664
Multi-line Insurance - **0.5%**		
XL Capital, Ltd.		
10.750%, 08/15/11	137,645	1,376,450
Special Purpose Entity - **1.6%**		
Omnicare Capital Trust II		
4.000%, 06/15/33	115,600	4,161,600
Super-Regional Banks-US - **3.6%**		
Bank of America Corp.		
7.250%, 12/31/49	7,050	4,593,075
Wachovia Corp.*		
7.500%, 12/31/49	6,090	4,567,500
		9,160,575
Total Convertible Preferred Stock (Cost: $47,938,808).		35,116,766

	Number of Shares	
Common Stock - 1.1%		
Medical Instruments - **1.1%**		
Edwards Lifesciences Corp.*		
(Cost: $2,959,430)	52,776	2,900,041

	Principal Amount	
Short Term Investments - 4.2%		
Time Deposit - 4.2%		
Bank of America Toronto		
0.060%, 01/02/09 (Cost: $10,840,027).	10,840,027	10,840,027
Total Investments -101.6% (Cost: $324,950,117) .		260,141,698
Liabilities In Excess of Other Assets - (1.6)%		(4,083,221)
Net Assets - 100.0%		$256,058,477

144A Security. Certain condition for public sale may exist. The total market value of 144A securities owned at December 31, 2008 was $22,465,000 or 8.78% of net assets.

++ The coupon rate shown on floating rate securities represents the rate at December 31, 2008.

+ Zero coupon bond.

* Non-income producing securities.

SCHEDULE OF INVESTMENTS (Unaudited)

As of December 31, 2008

SCHEDULE OF INVESTMENTS BY SECTOR
as of December 31, 2008

Sector	Percent of Net Assets
Consumer, Non-cyclical	31.5%
Financial	14.4
Industrial	12.4
Communications	10.9
Technology	10.2
Energy	9.6
Utilities	4.5
Consumer, Cyclical	3.4
Basic Materials	0.5
Short Term Investments	4.2
Total Investments	101.6
Liabilities in excess of other assets	(1.6)
Net Assets	100.0%

Global Equity 130/30 Fund

Schedule of Investments (Unaudited)

As of December 31, 2008

.

	Number of Shares	Value
Common Stock - 96.8%		
Australia - 1.0%		
Incitec Pivot, Ltd.	15,729	$ 27,306
Bermuda - 2.5%		
Allied World Assurance Co. Holdings, Ltd.	600	24,360
PartnerRe, Ltd..	200	14,254
RenaissanceRe Holdings, Ltd.*.	500	25,780
		64,394
Canada - 0.8%		
Potash Corp. of Saskatchewan*	300	21,966
Denmark - 1.6%		
Novo Nordisk - ADR	800	41,112
France - 2.2%		
Alstom SA	228	13,305
BNP Paribas	282	11,858
GDF Suez	669	32,850
		58,013
Germany - 5.4%		
E.ON AG	447	17,671
Fresenius Medical Care AG & Co. KGaA	598	27,689
Morphosys AG*	1,272	33,154
Porsche Automobil Holding SE	148	11,284
RWE AG	215	19,037
SAP AG	900	31,576
		140,411
Hong Kong - 1.2%		
HongKong Electric Holdings	5,500	30,870
Ireland - 0.5%		
Icon PLC - ADR*	600	11,814
Israel - 1.3%		
Teva Pharmaceutical Industries, Ltd. - ADR	800	34,056
Japan - 19.5%		
Capcom Co., Ltd.	800	17,615
East Japan Railway Co.	2	15,794
EPS Co., Ltd.	6	25,483
Japan Tobacco, Inc.	5	16,271
Mitsubishi UFJ Financial Group, Inc..	5,400	32,704
Mizuho Financial Group, Inc.	5	14,768
Nintendo Co., Ltd.	200	74,463
Nitori Co., Ltd.	500	38,665
Nomura Holdings, Inc.	1,600	12,867
Osaka Gas Co., Ltd.	6,000	27,402
Secom Co., Ltd.	500	25,372
Sumitomo Mitsui Financial Group, Inc.	8	34,477
T&D Holdings, Inc.	450	18,367
The Japan Steel Works, Ltd..	3,000	40,707
Tokio Marine Holdings, Inc.	400	11,384
Toyo Tanso Co., Ltd.	500	18,753
Unicharm Corp.	300	22,372
Unicharm Petcare Corp.	1,000	36,624
West Japan Railway Co..	6	27,071
		511,159
Netherlands - 1.4%		
Koninklijke KPN NV	2,453	35,394
Republic of China - 0.7%		
Anhui Conch Cement Co., Ltd.*	4,000	18,400
Spain - 0.8%		
Telefonica SA.	948	20,887
Switzerland - 5.0%		
Nestle SA.	970	37,912
Roche Holding AG	290	44,276
Syngenta AG	93	17,510

	Number of Shares	Value
Synthes, Inc.	238	$ 29,830
		129,528
Taiwan - 0.4%		
Taiwan Semiconductor Manufacturing Co., Ltd. - ADR	1,412	11,155
United Kingdom - 6.9%		
BG Group PLC	1,116	15,355
British American Tobacco PLC	1,483	38,380
Diageo PLC	2,460	33,989
HSBC Holdings PLC.	2,400	22,823
Imperial Tobacco Group PLC	848	22,555
SSL International PLC	4,302	30,617
Unilever PLC	729	16,550
		180,269
United States - 45.6%		
ACE, Ltd.	500	26,460
Aflac, Inc.	600	27,504
Apple, Inc.*	300	25,605
Bank of America Corp.	2,300	32,384
Cisco Systems, Inc.*.	800	13,040
Coca-Cola Co.	400	18,108
Devon Energy Corp..	300	19,713
Exelon Corp.	500	27,805
Exxon Mobil Corp.	700	55,880
FirstEnergy Corp.	400	19,432
FPL Group, Inc.	400	20,132
Genentech, Inc.*	600	49,746
General Dynamics Corp.	500	28,795
Helmerich & Payne, Inc.	500	11,375
Hess Corp.	300	16,092
Hewlett-Packard Co..	400	14,516
Hill-Rom Holdings, Inc.	1,100	18,106
Intel Corp.	900	13,194
International Business Machines Corp.	500	42,080
Johnson & Johnson	400	23,932
JP Morgan Chase & Co.	1,200	37,836
Kellogg Co.	400	17,540
Lockheed Martin Corp.	400	33,632
Mastercard, Inc. Cl. A	100	14,293
McDonald's Corp..	400	24,876
Merck & Co., Inc.	1,000	30,400
Microsoft Corp..	1,800	34,992
Monsanto Co..	400	28,140
National Oilwell Varco, Inc.*	1,100	26,884
Northern Trust Corp..	1,000	52,140
Occidental Petroleum Corp.	300	17,997
Oracle Corp.*	2,500	44,325
Philip Morris International, Inc.	500	21,755
Praxair, Inc.	400	23,744
Precision Castparts Corp.	400	23,792
Procter & Gamble Co.	700	43,274
QUALCOMM, Inc.	600	21,498
Schering-Plough Corp.	2,000	34,060
Texas Instruments, Inc.	800	12,416
The Bank of New York Mellon Corp. .	1,800	50,994
Thermo Fisher Scientific, Inc.*	700	23,849
Valero Energy Corp..	800	17,312
Wells Fargo & Co.	500	14,740
XTO Energy, Inc.	1,125	39,679
		1,194,067
Total Common Stock (Cost: $3,424,642)		2,530,801
Preferred Stock - 1.3%		
Germany - 1.3%		
Fresenius SE (Cost: $50,522).	600	34,687

SCHEDULE OF INVESTMENTS (Unaudited)

As of December 31, 2008

	Principal Amount	
Short Term Investments - 0.6%		
Time Deposit - 0.6%		
Brown Brothers Harriman & Co. - Grand Cayman 0.060%, 01/02/09 (Cost: $14,543) .	14,543	14,543
Total Investments -98.7% (Cost: $3,489,707).		2,580,031
Other Assets In Excess Of Liabilities - 1.3%.		34,616
Net Assets - 100.0%		$2,614,647

Futures

Description	Type	Expiration Month	# of Contracts	Unrealized Appreciation/ (Depreciation)	
DJ Euro Stoxx 50 March Futures	Short	03/2009	2	$	1,779
EMINI MSCI EAFE March Futures	Long	03/2009	2		10,050
FTSE 100 Index March Futures	Short	03/2009	1		(431)
Russell 1000 Mini March Futures	Short	03/2009	2		(1,250)
S&P 500 EMINI March Futures	Long	03/2009	2		1,105
				$	11,253

*   Non-income producing securities.

ADR - American Depository Receipt

SCHEDULE OF INVESTMENTS BY SECTOR
as of December 31, 2008

Sector	Percent of Net Assets
Consumer, Non-cyclical	31.9%
Financial	17.8
Technology	9.5
Industrial	9.3
Energy	8.4
Utilities	7.5
Consumer, Cyclical	5.7
Basic Materials	4.5
Communications	3.5
Short Term Investments	0.6
Total Investments	98.7
Other assets in excess of liabilities	1.3
Net Assets	100.0%

GLOBAL SELECT FUND

SCHEDULE OF INVESTMENTS (Unaudited)

As of December 31, 2008

	Number of Shares	Value
Common Stock - 96.4%		
Australia - 1.3%		
BHP Billiton, Ltd.	12,170	$ 258,281
Finland - 1.5%		
Sampo OYJ Cl. A	16,998	312,836
France - 6.8%		
Alstom SA	6,679	389,748
BNP Paribas	4,724	198,640
Ingenico	13,128	202,377
Neopost SA	4,165	375,337
Vallourec SA	2,007	225,976
		1,392,078
Germany - 4.6%		
Bayer AG	5,894	340,417
Fresenius Medical Care AG & Co. KGaA	6,402	296,429
RWE AG	3,486	308,672
		945,518
Hong Kong - 2.9%		
China Mobile, Ltd.	36,500	366,403
Esprit Holdings, Ltd.	41,200	233,372
		599,775
Italy - 2.1%		
Finmeccanica SpA	28,425	430,288
Japan - 11.4%		
Asics Corp.	51,000	404,512
Marubeni Corp.	69,000	255,753
Mitsubishi Estate Co., Ltd.	14,000	223,475
Mitsubishi UFJ Financial Group, Inc.	77,600	469,966
Nintendo Co., Ltd.	1,300	484,004
Nissin Food Holdings Co., Ltd.	6,100	209,950
Nitori Co., Ltd.	3,800	293,855
		2,341,515
Kuwait - 0.6%		
Global Investment House KSCC - GDR 144A#,*	17,747	113,581
Netherlands - 1.7%		
Koninklijke KPN NV	23,952	345,597
Republic of China - 1.7%		
China Green Holdings, Ltd.	177,000	140,911
China Railway Group, Ltd.*	291,000	201,630
Peace Mark Holdings, Ltd.	314,000	405
		342,946
Spain - 2.4%		
Tecnicas Reunidas SA	7,152	183,026
Telefonica SA.	14,003	308,518
		491,544
Switzerland - 5.4%		
Aryzta AG*	8,054	257,496
Nestle SA.	9,505	371,501
Roche Holding AG	1,726	263,518
Synthes, Inc.	1,687	211,440
		1,103,955
United Kingdom - 7.9%		
ARM Holdings PLC	131,054	162,986
BG Group PLC	22,328	307,217
Centrica PLC	103,396	395,429
Croda International PLC	38,738	289,338
IG Group Holdings PLC	93,476	344,387
Wellstream Holdings PLC*	22,745	116,091
		1,615,448
United States - 46.1%		
ACE, Ltd.	6,400	338,688

	Number of Shares	Value
Anadarko Petroleum Corp.	8,800	$ 339,240
Ansys, Inc.*	9,900	276,111
Apple, Inc.*	5,100	435,285
Best Buy Co., Inc.	11,200	314,832
Corning, Inc.	31,600	301,148
Crown Holdings, Inc.*	13,000	249,600
Devon Energy Corp.	2,600	170,846
Ecolab, Inc.	11,600	407,740
Exxon Mobil Corp.	5,200	415,116
Genentech, Inc.*	4,600	381,386
Genzyme Corp.*	6,200	411,494
Guess ?, Inc.	17,200	264,020
Hess Corp.	4,800	257,472
Hill-Rom Holdings, Inc.	6,100	100,406
HJ Heinz Co.	7,400	278,240
JP Morgan Chase & Co.	13,600	428,808
Kellogg Co.	8,200	359,570
Lockheed Martin Corp.	4,100	344,728
Oracle Corp.*	20,900	370,557
Praxair, Inc.	6,300	373,968
Procter & Gamble Co.	6,400	395,648
Schering-Plough Corp.	20,800	354,224
Target Corp.	10,000	345,300
The Bank of New York Mellon Corp.	10,000	283,300
Thermo Fisher Scientific, Inc.*	6,600	224,862
Transocean, Ltd.*	6,100	288,225
Wells Fargo & Co.	15,000	442,199
XTO Energy, Inc.	9,000	317,430
		9,470,443
Total Common Stock (Cost: $23,758,671)		19,763,805
Equity-Linked Securities - 0.8%		
Taiwan - 0.8%		
Credit Suisse FB Hon Hai Precision Industry Co., Ltd. 11/05/10 (Cost: $346,907)	86,666	169,519

	Principal Amount	Value
Short Term Investments - 2.6%		
Time Deposit - 2.6%		
Citibank Nassau 0.060%, 01/02/09 (Cost: $531,657)	531,657	531,657
Total Investments -99.8% (Cost: $24,637,235)		20,464,981
Other Assets In Excess Of Liabilities - 0.2%		48,855
Net Assets - 100.0%		$20,513,836

*   Non-income producing securities.
\#   144A Security. Certain condition for public sale may exist. The total market value of 144A securities owned at December 31, 2008 was $113,581 or 0.55% of net assets.

GDR - Global Depository Receipt

SCHEDULE OF INVESTMENTS (Unaudited)

As of December 31, 2008

SCHEDULE OF INVESTMENTS BY SECTOR
as of December 31, 2008

Sector	Percent of Net Assets
Consumer, Non-cyclical	19.7%
Financial	15.4
Consumer, Cyclical	12.7
Industrial	11.8
Energy	10.8
Technology	8.9
Basic Materials	8.1
Communications	6.4
Utilities	3.4
Short Term Investments	2.6
Total Investments	99.8
Other assets in excess of liabilities	0.2
Net Assets	100.0%

INTERNATIONAL GROWTH OPPORTUNITIES FUND

SCHEDULE OF INVESTMENTS (Unaudited)

As of December 31 2008

	Number of Shares	Value
Common Stock - 92.3%		
Australia - 2.3%		
Murchison Metals, Ltd.*	629,063	$ 278,500
Paladin Energy, Ltd.*	609,211	1,053,360
Western Areas NL*.	135,160	310,971
		1,642,831
Austria - 0.9%		
Intercell AG*.	21,382	649,130
Belgium - 1.7%		
EVS Broadcast Equipment SA	33,622	1,191,775
Bermuda - 1.0%		
Allied World Assurance Co. Holdings, Ltd.	17,700	718,620
France - 10.5%		
EDF Energies Nouvelles SA	45,825	1,608,401
Ingenico.	82,460	1,271,175
Ipsen SA	14,851	577,815
Neopost SA	19,022	1,714,205
Nexans SA.	16,765	991,593
SCOR SE.	54,797	1,246,912
		7,410,101
Germany - 8.0%		
Bauer AG.	41,542	1,700,604
Comdirect Bank AG	176,929	1,519,910
SGL Carbon AG*	35,383	1,175,501
Stada Arzneimittel AG	44,087	1,256,304
		5,652,319
Greece - 1.6%		
JUMBO SA	187,284	1,093,403
Italy - 4.6%		
ACEA SpA	110,482	1,479,700
Brembo SpA.	187,274	978,804
Maire Tecnimont SpA*	384,283	766,538
		3,225,042
Japan - 26.4%		
Asics Corp.	191,600	1,519,696
EPS Co., Ltd.	377	1,601,158
Nitori Co., Ltd.	14,450	1,117,424
NTT Urban Development Corp.	992	1,039,603
Point, Inc.	25,850	1,408,704
Santen Pharmaceutical Co., Ltd.	42,300	1,264,567
Seven Bank, Ltd.	502	1,904,997
Shinko Securities Co., Ltd.	224,000	474,440
The Japan Steel Works, Ltd.	155,300	2,107,214
Tokai Tokyo Securities Co., Ltd.	201,000	538,809
Torishima Pump Manufacturing Co., Ltd.	66,300	677,993
Towa Pharmaceutical Co., Ltd.	39,500	1,725,538
Unicharm Petcare Corp.	53,800	1,970,391
Ushio, Inc.	94,000	1,220,496
		18,571,030
Netherlands - 1.1%		
Unit 4 Agresso NV	72,302	793,977
Norway - 1.6%		
Pronova BioPharma AS*	347,000	1,144,757
Republic of China - 2.1%		
China Green Holdings, Ltd.	1,884,000	1,499,868
Peace Mark Holdings, Ltd.	2,428,000	3,133
		1,503,001
Singapore - 2.6%		
StarHub, Ltd.	1,352,500	1,821,170
Spain - 2.7%		
Grifols SA.	112,982	1,933,293

	Number of Shares	Value
Switzerland - 3.6%		
Aryzta AG*	36,520	$ 1,167,586
Banque Cantonale Vaudoise	4,699	1,402,835
		2,570,421
United Arab Emirates - 0.9%		
Lamprell PLC	360,920	609,722
United Kingdom - 20.7%		
ARM Holdings PLC	514,212	639,502
Babcock International Group	264,503	1,803,521
Chemring Group PLC	47,528	1,332,501
Croda International PLC	197,204	1,472,939
De La Rue PLC.	69,721	908,187
De La Rue PLC.	124,307	–
IG Group Holdings PLC.	390,081	1,437,150
N Brown Group PLC	327,717	957,663
Pennon Group PLC.	116,680	835,009
RPS Group PLC	590,577	1,188,743
SSL International PLC.	257,322	1,831,324
Subsea 7, Inc.*	96,300	556,997
Victrex PLC.	152,439	1,053,108
Wellstream Holdings PLC*.	105,373	537,825
		14,554,469
Total Common Stock (Cost: $89,463,187)		65,085,061
Equity-Linked Securities - 2.8%		
Luxembourg - 2.8%		
Merrill Lynch Powertec - 05/16/13 144A[#],*	527,000	876,928
Merrill Lynch Wistron Corp. - 12/03/12 144A[#],*	1,444,977	1,096,738
		1,973,666
Total Equity-Linked Securities (Cost: $3,507,758)		1,973,666
Preferred Stock - 1.0%		
Brazil - 1.0%		
Banco do Estado do Rio Grande do Sul (Cost: $1,796,976)	291,800	700,720

	Principal Amount	
Short Term Investments - 4.0%		
Time Deposit - 4.0%		
Citibank Nassau 0.060%, 01/02/09 (Cost: $2,824,013)	2,824,013	2,824,013
Total Investments -100.1% (Cost: $97,591,934)		70,583,460
Liabilities In Excess of Other Assets - (0.1)%.		(63,370)
Net Assets - 100.0%.		$70,520,090

* Non-income producing securities.

\# 144A Security. Certain condition for public sale may exist. The total market value of 144A securities owned at December 31, 2008 was $1,973,666 or 2.80% of net assets.

SCHEDULE OF INVESTMENTS (Unaudited)

As of December 31 2008

SCHEDULE OF INVESTMENTS BY SECTOR
as of December 31, 2008

Sector	Percent of Net Assets
Consumer, Non-cyclical	29.1%
Financial	13.4
Industrial	13.1
Consumer, Cyclical	10.0
Technology	9.1
Basic Materials	7.6
Energy	5.8
Communications	4.7
Utilities	3.3
Short Term Investments	4.0
Total Investments	100.1
Liabilities in excess of other assets	(0.1)
Net Assets	100.0%

Emerging Markets Fund

Schedule of Investments (Unaudited)
As of December 31, 2008

	Number of Shares	Value
Common Stock - 86.3%		
Brazil - 11.2%		
Banco Bradesco SA - ADR	20,200	$ 199,374
Banco Itau Holding Financeira SA - ADR	18,350	212,860
Centrais Eletricas Brasileiras SA. . .	7,000	77,714
Cia Vale do Rio Doce Cl. B - ADR. .	39,400	477,134
Petroleo Brasileiro SA - ADR	19,600	480,004
Petroleo Brasileiro SA - ADR	23,400	477,594
Tele Norte Leste Participacoes SA - ADR	19,300	268,656
Unibanco - Uniao de Bancos Brasileiros SA - ADR	3,800	245,556
		2,438,892
Chile - 1.3%		
Empresa Nacional de Electricidad SA - ADR	5,100	170,799
Enersis SA - ADR.	8,700	110,838
		281,637
Colombia - 0.5%		
Ecopetrol SA	124,432	110,953
Egypt - 0.2%		
Orascom Construction Industries . .	2,111	53,238
Hong Kong - 4.5%		
China Agri-Industries Holdings, Ltd.*	462,000	228,312
China Mobile, Ltd.	68,000	682,615
China Pharmaceutical Group, Ltd. .	182,000	63,874
		974,801
India - 5.3%		
Axis Bank, Ltd.	9,020	93,514
Bank of India	17,660	103,941
Bharat Heavy Electricals Ltd.	2,698	75,186
Educomp Solutions Ltd.	959	47,064
Hindustan Unilever, Ltd.	24,969	128,151
Housing Development Finance Corp.	3,230	98,571
ICICI Bank, Ltd. - ADR	4,600	88,550
Infosys Technologies, Ltd. - ADR . .	6,200	152,334
ITC, Ltd.	28,878	101,713
Oil & Natural Gas Corp., Ltd.	6,749	92,536
State Bank of India, Ltd.	6,540	173,165
		1,154,725
Indonesia - 0.8%		
Bank Central Asia Tbk PT.	418,000	124,633
Perusahaan Gas Negara PT.	289,000	49,316
		173,949
Israel - 3.7%		
Bank Leumi Le-Israel BM	50,944	106,555
Bezeq Israeli Telecommunication Corp., Ltd.	53,814	88,336
Teva Pharmaceutical Industries, Ltd. - ADR.	14,200	604,494
		799,385
Kuwait - 0.3%		
Global Investment House KSCC - GDR 144A#,*.	9,531	60,998
Malaysia - 0.2%		
Petronas Gas BHD.	15,000	42,486
Mexico - 5.1%		
America Movil SAB de CV - ADR . .	6,900	213,831
Fomento Economico Mexicano SAB de CV	116,600	348,575
Grupo Carso SAB de CV	22,700	59,830

	Number of Shares	Value
Grupo Financiero Inbursa SA.	20,501	$ 48,112
Grupo Mexico SAB de CV Cl. B	89,320	57,403
Telefonos de Mexico SAB de CV - ADR.	18,100	379,014
		1,106,765
Peru - 0.5%		
Credicorp, Ltd..	2,300	114,908
Poland - 0.3%		
Telekomunikacja Polska SA.	11,395	73,839
Republic of China - 16.2%		
Bank of China, Ltd.	898,000	245,640
Chaoda Modern Agriculture Holdings, Ltd..	200,720	128,199
China Communications Construction Co., Ltd..	52,000	64,143
China Construction Bank Corp.	732,000	401,409
China Life Insurance Co., Ltd.	118,000	358,558
China National Materials Co., Ltd.*. .	111,000	66,598
China Petroleum & Chemical Corp. .	696,000	421,181
China Unicom, Ltd.	243,988	292,778
CNOOC, Ltd..	147,000	137,323
Dongfeng Motor Group Co., Ltd. . . .	180,000	58,063
Harbin Power Equipment Co., Ltd. . .	54,000	44,662
Industrial & Commercial Bank of China	1,339,300	705,058
PetroChina Co., Ltd.	268,000	234,797
Tencent Holdings, Ltd..	43,800	282,573
Yanzhou Coal Mining Co., Ltd..	76,000	55,797
		3,496,779
Russian Federation - 3.1%		
Gazprom OAO - ADR	15,972	227,601
LUKOIL - ADR.	4,200	139,020
MMC Norilsk Nickel - ADR.	12,559	79,122
Mobile Telesystems OJSC - ADR . .	6,200	165,416
Vimpel-Communications - ADR	9,500	68,020
		679,179
South Africa - 9.4%		
AngloGold Ashanti, Ltd. - ADR.	4,600	127,466
Aveng, Ltd.	60,314	200,416
Group Five, Ltd.	11,289	43,349
Impala Platinum Holdings, Ltd..	8,181	119,463
MTN Group, Ltd.	31,417	368,712
Naspers, Ltd. Cl. N	17,801	320,110
Remgro, Ltd.	20,577	170,136
Sanlam, Ltd.	94,856	174,424
Sappi, Ltd..	11,800	47,991
Sasol, Ltd..	7,721	233,860
Shoprite Holdings, Ltd.	40,048	229,588
		2,035,515
South Korea - 11.6%		
Hite Brewery Co., Ltd.*	629	82,648
Hyundai Mobis*.	1,809	90,626
Hyundai Motor Co.	4,153	130,240
Kolon Industries, Inc.*	5,010	96,258
KT&G Corp.	1,754	110,152
LG Chem, Ltd..	1,685	94,982
LG Corp.*	9,950	337,315
LG Telecom, Ltd.*	21,620	170,447
POSCO.	921	277,861
Samsung Electronics Co., Ltd..	1,190	426,098
Samsung Fire & Marine Insurance Co., Ltd..	2,451	366,808
SK Holdings Co., Ltd.	1,785	133,923
SK Telecom Co., Ltd.	382	63,386

Schedule of Investments (Unaudited)

As of December 31, 2008

	Number of Shares	Value
STX Shipbuilding Co., Ltd.*	3,418	$ 33,785
Yuhan Corp..	582	101,655
		2,516,184
Taiwan - 7.9%		
Acer, Inc.	258,000	334,903
China Development Financial Holding Corp.	10,600	2,338
Chunghwa Telecom Co., Ltd.	93,350	152,179
Eva Airways Corp.*	268,000	61,247
HTC Corp.	11,000	109,604
Huaku Development Co., Ltd.	84,950	90,210
Lite-On Technology Corp..	261,000	170,591
POU Chen Corp.	245,000	109,368
Quanta Computer, Inc.	303,940	320,444
Taiwan Semiconductor Manufacturing Co., Ltd. - ADR	28,700	226,730
Uni-President Enterprises Corp.	108,000	95,106
USI Corp..	165,000	49,925
		1,722,645
Thailand - 1.8%		
PTT Exploration & Production PCL	51,300	154,873
PTT PCL	45,400	228,436
		383,309
Turkey - 1.4%		
Gubre Fabrikalari TAS	4,045	59,489
KOC Holding AS	64,137	108,869
Turk Hava Yollari*	37,957	140,172
		308,530
United Kingdom - 1.0%		
British American Tobacco PLC*	8,356	221,676
Total Common Stock (Cost: $21,035,792)		18,750,393
Preferred Stock - 1.7%		
Brazil - 1.7%		
Centrais Eletricas Brasileiras SA.	11,800	122,352
Metalurgica Gerdau SA Cl. A	10,900	94,136
Usinas Siderurgicas de Minas Gerais SA	13,650	155,231
		371,719
Total Preferred Stock (Cost: $482,199)		371,719
	Principal Amount	
Short Term Investments - 11.2%		
Time Deposit - 11.2%		
Citibank Nassau 0.060%, 01/02/09 (Cost: $2,440,820)	2,440,820	2,440,820
Total Investments -99.2% (Cost: $23,958,811)		21,562,932
Other Assets In Excess Of Liabilities - 0.8%		172,476
Net Assets - 100.0%		$21,735,408

* *Non-income producing securities.*

\# *144A Security. Certain condition for public sale may exist. The total market value of 144A securities owned at December 31, 2008 was $60,998 or 0.28% of net assets.*

ADR - American Depository Receipt
GDR - Global Depository Receipt

Schedule of Investments by Sector

as of December 31, 2008

Sector	Percent of Net Assets
Financial	18.5%
Communications	16.5
Energy	14.4
Consumer, Non-cyclical	11.3
Technology	8.2
Basic Materials	8.0
Diversified	3.1
Consumer, Cyclical	2.7
Industrial	2.7
Utilities	2.6
Short Term Investments	11.2
Total Investments	99.2
Other assets in excess of liabilities	0.8
Net Assets	100.0%

INTERNATIONAL SYSTEMATIC FUND

SCHEDULE OF INVESTMENTS (Unaudited)

As of December 31, 2008

	Number of Shares	Value
Common Stock - 95.5%		
Australia - 5.2%		
BHP Billiton, Ltd.	35,582	$ 755,148
CSL, Ltd.	21,894	514,414
Foster's Group, Ltd.	78,381	300,560
National Australia Bank, Ltd.	18,657	271,470
Newcrest Mining, Ltd.	12,222	288,783
QBE Insurance Group, Ltd.	8,156	146,765
Westpac Banking Corp.	22,494	266,137
		2,543,277
Bermuda - 0.2%		
Seadrill, Ltd.	14,000	110,167
Finland - 0.7%		
Sampo OYJ Cl. A	17,929	329,970
France - 8.4%		
Alstom SA	5,982	349,075
France Telecom SA	33,310	924,199
GDF Suez	5,932	291,282
Sanofi-Aventis SA	7,333	462,773
SCOR SE.	9,495	216,060
Societe Generale	2,956	147,924
Total SA.	17,110	925,427
Unibail-Rodamco - REIT.	1,283	189,936
Vallourec SA	3,051	343,524
Vinci S.A.	3,034	126,522
Vivendi.	3,750	121,273
		4,097,995
Germany - 6.2%		
BASF SE	12,623	486,567
Bayerische Motoren Werke AG. . . .	4,759	142,956
Daimler AG	3,745	138,993
Deutsche Bank AG.	7,659	296,289
Deutsche Telekom AG	19,710	294,527
E.ON AG	14,339	566,864
Muenchener Rueckversicherungs AG	1,553	239,621
RWE AG	3,414	302,297
SAP AG	3,691	129,498
Siemens AG.	5,917	433,289
		3,030,901
Hong Kong - 0.7%		
CLP Holdings, Ltd.	37,000	251,116
Swire Pacific, Ltd.	16,000	110,139
		361,255
Italy - 4.0%		
Assicurazioni Generali SpA	10,045	272,140
Enel SpA	103,960	653,545
ENI SpA.	34,370	799,770
Finmeccanica SpA	15,907	240,795
		1,966,250
Japan - 25.4%		
Canon, Inc.	7,700	235,290
Chubu Electric Power Co., Inc.	5,700	171,975
Don Quijote Co., Ltd.	6,000	118,213
East Japan Railway Co.	53	418,546
FamilyMart Co., Ltd.	12,500	539,161
Fast Retailing Co., Ltd.	5,200	744,577
Fujitsu, Ltd.	65,000	307,612
Hitachi, Ltd.	21,000	79,923
Honda Motor Co., Ltd.	9,800	206,054
KAO Corp.	4,000	119,581
Kinden Corp.	13,000	116,018
Leopalace21 Corp.	12,400	122,974
Mitsubishi Corp.	8,000	109,255

	Number of Shares	Value
Mitsubishi Heavy Industries, Ltd. . . .	89,000	$ 387,810
Mitsubishi UFJ Financial Group, Inc.	56,700	343,390
Mitsui OSK Lines, Ltd	24,700	147,682
Mitsui Sumitomo Insurance Group Holdings, Inc.	10,000	307,226
Mizuho Financial Group, Inc.	61	180,174
Nintendo Co., Ltd.	1,100	409,542
Nippon Meat Packers, Inc.	11,000	163,453
Nippon Paper Group, Inc.	44	180,544
Nippon Steel Corp.	39,000	124,766
Nippon Telegraph & Telephone Corp.	99	531,042
Nissin Food Holdings Co., Ltd.	5,700	196,183
NTT Data Corp.	36	142,173
NTT DoCoMo, Inc.	135	262,703
OJI Paper Co., Ltd.	33,000	191,120
Osaka Gas Co., Ltd.	81,000	369,928
Panasonic Corp.	27,000	331,506
Rakuten, Inc.*	675	424,435
Ricoh Co., Ltd.	26,000	322,383
Rinnai Corp.	3,700	142,857
Sapporo Holdings, Ltd.	45,000	277,496
Seven & I Holdings Co., Ltd.	15,700	528,240
Sompo Japan Insurance, Inc.	37,000	263,265
Suruga Bank, Ltd.	11,000	106,542
Takeda Pharmaceutical Co., Ltd. . .	7,900	404,368
The Bank of Kyoto, Ltd.	15,000	164,810
The Chugoku Bank, Ltd.	8,000	121,787
The Sumitomo Trust & Banking Co., Ltd.	25,000	142,306
Tokio Marine Holdings, Inc.	5,100	145,152
Tokyo Electric Power Co., Inc.	19,900	658,576
Tokyo Gas Co., Ltd.	77,000	386,486
Toyo Suisan Kaisha, Ltd.	10,100	287,457
Toyota Motor Corp.	7,300	233,938
Yamazaki Baking Co., Ltd.	12,000	182,548
		12,351,067
Luxembourg - 0.5%		
Arcelor Mittal	9,943	236,482
Netherlands - 2.2%		
European Aeronautic Defence & Space Co. NV	21,960	367,222
Koninklijke Ahold NV	9,686	118,349
Koninklijke KPN NV	12,845	185,337
SBM Offshore NV.	11,666	151,606
Unilever NV	10,855	261,643
		1,084,157
Norway - 0.2%		
Yara International ASA	3,900	82,850
Republic of China - 0.3%		
Industrial & Commercial Bank of China	282,000	148,456
Spain - 6.3%		
ACS Actividades de Construccion y Servicios SA	4,245	192,660
Banco Bilbao Vizcaya Argentaria SA	37,748	454,404
Banco Santander SA	50,445	473,317
Mapfre SA	192,996	643,858
Telefonica SA.	59,224	1,304,841
		3,069,080
Sweden - 1.5%		
Loomis AB*	8,720	54,032
Nordea Bank AB	25,400	175,694

SCHEDULE OF INVESTMENTS (Unaudited)

As of December 31, 2008

	Number of Shares	Value
Securitas AB Cl. B	43,600	$ 354,238
Telefonaktiebolaget LM Ericsson Cl. A.	19,000	141,276
		725,240
Switzerland - 11.7%		
ABB, Ltd.*	17,093	250,208
Actelion, Ltd.*.	10,001	558,143
Credit Suisse Group AG	4,164	111,499
Nestle SA.	36,271	1,417,647
Novartis AG	21,698	1,074,350
Roche Holding AG	4,318	659,252
Swisscom AG.	478	152,470
Syngenta AG	2,580	485,773
UBS AG*	15,864	221,188
Zurich Financial Services AG	3,526	752,010
		5,682,540
United Kingdom - 22.0%		
Anglo American PLC	12,629	280,713
AstraZeneca PLC.	26,225	1,058,378
BAE Systems PLC	101,460	549,581
BG Group PLC.	28,189	387,860
BHP Billiton PLC	16,114	299,793
BP PLC	88,745	671,140
British American Tobacco PLC	37,806	978,399
Cobham PLC	4,151	12,264
Compass Group PLC	73,506	363,550
Diageo PLC	29,122	402,372
Drax Group PLC.	13,665	110,219
GlaxoSmithKline PLC.	48,055	887,475
HSBC Holdings PLC.	58,400	555,351
Imperial Tobacco Group PLC	8,332	221,618
National Grid PLC	14,401	141,622
Reckitt Benckiser Group PLC	4,550	168,647
Reed Elsevier PLC.	14,497	105,362
Rio Tinto PLC.	5,583	119,602
Royal Dutch Shell PLC Cl. A.	11,478	297,870
Royal Dutch Shell PLC Cl. B.	48,581	1,205,564
RSA Insurance Group PLC.	233,293	463,211
Smith & Nephew PLC.	72,601	457,715
Smiths Group PLC	9,170	116,680
Standard Chartered PLC	14,836	186,642
Unilever PLC	9,102	206,634
Vodafone Group PLC	238,393	476,422
		10,724,684
Total Common Stock (Cost: $54,715,450)		46,544,371

	Principal Amount	
Short Term Investments - 3.3%		
Time Deposit - 3.3%		
Citibank Nassau 0.060%, 01/02/09 (Cost: $1,624,856).	1,624,856	1,624,856
Total Investments -98.8% (Cost: $56,340,306)		48,169,227
Other Assets In Excess Of Liabilities - 1.2%		562,352
Net Assets - 100.0%		$48,731,579

*   *Non-income producing securities.*

SCHEDULE OF INVESTMENTS BY SECTOR
as of December 31, 2008

Sector	Percent of Net Assets
Consumer, Non-cyclical	24.2%
Financial	17.4
Communications	10.1
Energy	9.3
Industrial	8.8
Utilities	8.0
Consumer, Cyclical	7.9
Basic Materials	7.3
Technology	2.3
Diversified	0.2
Short Term Investments	3.3
Total Investments	98.9
Other assets in excess of liabilities	1.2
Net Assets	100.0%

INTERNATIONAL ALL CAP GROWTH FUND

SCHEDULE OF INVESTMENTS (Unaudited)
As of December 31 2008

	Number of Shares	Value
Common Stock - 91.7%		
Australia - 5.6%		
AMP, Ltd.	22,798	$ 86,150
BHP Billiton, Ltd. - ADR	2,200	94,380
Cochlear, Ltd.	772	29,818
CSL, Ltd.	13,835	325,062
Incitec Pivot, Ltd.	67,992	118,036
Woolworths, Ltd.	3,148	58,535
		711,981
Brazil - 0.9%		
Cia Vale do Rio Doce Cl. B - ADR	9,600	116,256
Canada - 2.3%		
Potash Corp. of Saskatchewan*	1,300	95,186
Rogers Communications, Inc. Cl. B.	4,800	142,270
Teck Cominco, Ltd. Cl. B	11,800	57,542
		294,998
Denmark - 1.9%		
Novo Nordisk AS Cl. B	4,750	240,399
Finland - 0.3%		
Outotec OYJ	2,475	37,156
France - 7.6%		
Alstom SA	2,854	166,543
BNP Paribas	2,341	98,437
Electricite de France	1,313	75,743
France Telecom SA	2,394	66,422
GDF Suez	6,445	316,472
Total SA	3,392	183,463
Veolia Environnement	1,908	58,879
		965,959
Germany - 8.6%		
Bayer AG	2,076	119,903
Deutsche Telekom AG	7,904	118,110
Deutsche Telekom AG - ADR	2,000	30,600
E.ON AG	5,063	200,155
E.ON AG - ADR	800	32,600
Rhoen Klinikum AG	3,496	82,954
RWE AG	1,475	130,606
RWE AG - ADR	400	36,460
SAP AG	3,770	132,270
SAP AG - ADR	900	32,598
Siemens AG	1,138	83,333
Stada Arzneimittel AG	3,553	101,246
		1,100,835
Hong Kong - 3.1%		
China Mobile, Ltd.	5,500	55,211
China Mobile, Ltd. - ADR	600	30,510
HongKong Electric Holdings	24,000	134,706
Sun Hung Kai Properties, Ltd.	14,000	116,694
Wharf Holdings, Ltd.	23,000	63,063
		400,184
Ireland - 0.5%		
Icon PLC - ADR*	3,000	59,070
Israel - 1.5%		
Teva Pharmaceutical Industries, Ltd. - ADR	4,510	191,991
Italy - 1.4%		
Saipem SpA	7,200	118,299
Snam Rete Gas SpA	11,916	65,593
		183,892
Japan - 26.8%		
Capcom Co., Ltd.	2,700	59,451
East Japan Railway Co.	28	221,118
East Japan Railway Co. - ADR	1,200	63,300

	Number of Shares	Value
Honda Motor Co., Ltd.	4,100	$ 86,206
Japan Tobacco, Inc.	34	110,645
KDDI Corp.	13	91,065
Kirin Holdings Co., Ltd.	2,000	25,946
Mitsubishi Corp.	10,300	140,666
Mitsubishi Electric Corp.	12,200	74,290
Mitsubishi Estate Co., Ltd.	8,000	127,700
Mitsubishi UFJ Financial Group, Inc.	32,100	194,406
Mizuho Financial Group, Inc.	32	94,517
Mizuho Financial Group, Inc. - ADR	10,800	62,316
Nintendo Co., Ltd.	800	297,850
Nitori Co., Ltd.	2,350	181,726
Nomura Holdings, Inc.	16,300	131,083
Osaka Gas Co., Ltd.	26,000	118,742
Secom Co., Ltd.	2,000	101,489
Sumitomo Mitsui Financial Group, Inc.	41	176,693
Sumitomo Mitsui Financial Group, Inc. - ADR	15,400	62,062
T&D Holdings, Inc.	2,300	93,878
Takeda Pharmaceutical Co., Ltd.	2,300	117,728
The Japan Steel Works, Ltd.	14,700	199,459
Tokio Marine Holdings, Inc.	2,500	71,153
Tokyo Electric Power Co., Inc.	4,700	155,543
Toyo Tanso Co., Ltd.	2,700	101,269
Toyota Motor Corp.	1,700	54,479
Unicharm Corp.	1,300	96,944
West Japan Railway Co.	25	112,796
		3,424,520
Netherlands - 1.4%		
Koninklijke KPN NV	12,363	178,382
Republic of China - 1.2%		
Anhui Conch Cement Co., Ltd.*	22,000	101,198
China Railway Group, Ltd.*	84,000	58,202
		159,400
Spain - 1.5%		
Iberdrola SA	6,766	61,509
Telefonica SA	5,931	130,674
		192,183
Switzerland - 8.0%		
Julius Baer Holding AG	3,057	114,830
Nestle SA	7,486	292,589
Roche Holding AG	2,030	309,931
Syngenta AG	646	121,631
Synthes, Inc.	1,431	179,354
		1,018,335
United Kingdom - 17.2%		
BG Group PLC	8,047	110,721
BP PLC	17,262	130,545
British American Tobacco PLC	11,744	303,928
Centrica PLC	15,995	61,172
Diageo PLC	12,743	176,067
HSBC Holdings PLC	26,800	254,853
Imperial Tobacco Group PLC	7,700	204,807
International Power PLC	31,294	108,096
Reckitt Benckiser Group PLC	3,515	130,284
Royal Dutch Shell PLC Cl. A	4,930	127,940
SSL International PLC	13,591	96,725
Standard Chartered PLC	12,500	148,545
Unilever PLC	3,623	82,250
Vodafone Group PLC - ADR	3,100	63,364
Vodafone Group PLC	74,007	147,901
Wellstream Holdings PLC*	8,410	42,925
		2,190,123

SCHEDULE OF INVESTMENTS
As of December 31 2008

	Number of Shares	Value
United States - 1.9%		
ACE, Ltd.	4,600	$ 243,432
Total Common Stock (Cost: $13,865,088)		11,709,096
Preferred Stock - 2.8%		
Brazil - 0.8%		
Usinas Siderurgicas de Minas Gerais		
SA	9,150	104,056
Germany - 2.0%		
Fresenius SE	2,206	127,533
Henkel KGaA	3,845	120,738
		248,271
Total Preferred Stock (Cost: $465,346)		352,327

	Principal Amount	
Short Term Investments - 5.9%		
Time Deposit - 5.9%		
Bank of America Toronto		
0.060%, 01/02/09 (Cost: $757,226)	757,226	757,226
Total Investments -100.4% (Cost: $15,087,660) . . .		12,818,649
Liabilities In Excess of Other Assets - (0.4)%		(56,731)
Net Assets - 100.0%		$12,761,918

* *Non-income producing securities.*

ADR - American Depository Receipt

SCHEDULE OF INVESTMENTS BY SECTOR
as of December 31, 2008

Sector	Percent of Net Assets
Consumer, Non-cyclical	27.9%
Financial	16.3
Utilities	12.2
Industrial	10.3
Communications	8.0
Basic Materials	6.0
Consumer, Cyclical	6.0
Energy	5.6
Technology	1.8
Diversified	0.5
Short Term Investments	5.9
Total Investments	100.4
Liabilities in excess of other assets	(0.4)
Net Assets	100.0%

U.S. HIGH YIELD BOND FUND

SCHEDULE OF INVESTMENTS (Unaudited)
As of December 31, 2008

	Principal Amount	Value
Corporate Bonds - 81.0%		
Advertising Services - 0.1%		
RH Donnelley, Inc. 144A[#]		
11.750%, 05/15/15	$184,000	$46,000
Aerospace/Defense-Equipment - 1.2%		
TransDigm, Inc.		
7.750%, 07/15/14	645,000	532,125
Apparel Manufacturers - 1.8%		
Levi Strauss & Co.		
9.750%, 01/15/15	640,000	476,800
Oxford Industries, Inc.		
8.875%, 06/01/11	485,000	368,600
		845,400
Auto/Truck Parts & Equipment-Original - 1.4%		
Accuride Corp.		
8.500%, 02/01/15	910,000	302,575
Tenneco, Inc.		
8.625%, 11/15/14	820,000	315,700
		618,275
Auto/Truck Parts & Equipment-Replacement - 0.6%		
Exide Technologies		
10.500%, 03/15/13	455,000	270,725
Building Products-Cement/Aggregate - 0.9%		
Texas Industries, Inc. 144A[#]		
7.250%, 07/15/13	510,000	396,525
Cable TV - 5.2%		
CCH I LLC / CCH I Capital Corp.		
11.000%, 10/01/15	505,000	90,900
DirecTV Holdings LLC/DirecTV Financing Co.		
8.375%, 03/15/13	970,000	970,000
Echostar DBS Corp.		
7.125%, 02/01/16	1,000,000	840,000
Mediacom Broadband LLC / Mediacom Broadband Corp.		
8.500%, 10/15/15	300,000	196,875
Mediacom LLC / Mediacom Capital Corp.		
9.500%, 01/15/13	375,000	285,000
		2,382,775
Cellular Telecommunications - 2.9%		
Centennial Cellular Operating Co./Centennial Communications Corp.		
10.125%, 06/15/13	250,000	253,750
Centennial Communications Corp.		
10.000%, 01/01/13	260,000	270,400
Cricket Communications, Inc.		
9.375%, 11/01/14	710,000	642,550
Nextel Communications, Inc.		
7.375%, 08/01/15	340,000	142,865
		1,309,565
Coal - 0.4%		
Peabody Energy Corp.		
7.375%, 11/01/16	180,000	170,100
Commercial Services - 1.7%		
ARAMARK Corp.		
8.500%, 02/01/15	835,000	759,850
Commercial Services-Finance - 2.4%		
Deluxe Corp.		
7.375%, 06/01/15	790,000	477,950
Lender Processing Services, Inc.		
8.125%, 07/01/16	670,000	600,488
		1,078,438

	Principal Amount	Value
Computer Services - 0.5%		
Unisys Corp.		
8.000%, 10/15/12	$835,000	$237,975
Consumer Products-Miscellaneous - 1.1%		
Jarden Corp.		
7.500%, 05/01/17	720,000	495,000
Containers-Metal/Glass - 1.3%		
Crown Americas LLC/Crown Americas Capital Corp.		
7.750%, 11/15/15	575,000	575,000
Data Processing/Management - 1.0%		
First Data Corp.		
9.875%, 09/24/15	750,000	457,500
Diversified Manufacturing Operations - 1.2%		
Harland Clarke Holdings Corp.		
9.500%, 05/15/15	880,000	338,800
Park-Ohio Industries, Inc.		
8.375%, 11/15/14	495,000	205,425
		544,225
Diversified Operations - 1.5%		
Kansas City Southern Railway		
8.000%, 06/01/15	670,000	532,650
Kansas City Southern Railway		
13.000%, 12/15/13	175,000	176,312
		708,962
Electric-Generation - 1.2%		
Edison Mission Energy		
7.000%, 05/15/17	605,000	529,375
Electric-Integrated - 0.9%		
Energy Future Holdings Corp. 144A[#]		
10.875%, 11/01/17	550,000	393,250
Electronic Components-Semiconductors - 0.4%		
Freescale Semiconductor, Inc.		
8.875%, 12/15/14	400,000	178,000
Electronic Measure Instruments - 1.0%		
Itron, Inc.		
7.750%, 05/15/12	525,000	454,781
Filtration/Separation Products - 0.9%		
Polypore, Inc.		
8.750%, 05/15/12	545,000	395,125
Finance-Auto Loans - 3.5%		
Ford Motor Credit Co. LLC		
7.000%, 10/01/13	670,000	463,345
Ford Motor Credit Co. LLC		
9.875%, 08/10/11	670,000	494,528
GMAC LLC		
6.750%, 12/01/14	965,000	660,444
		1,618,317
Independent Power Producer - 1.6%		
NRG Energy, Inc.		
7.375%, 01/15/17	790,000	728,775
Machinery-Construction & Mining - 0.9%		
Terex Corp.		
7.375%, 01/15/14	490,000	428,750
Machinery-Electrical - 1.2%		
Baldor Electric Co.		
8.625%, 02/15/17	740,000	555,000
Medical-Hospitals - 3.3%		
Community Health Systems, Inc.		
8.875%, 07/15/15	840,000	777,000
HCA, Inc.		
9.250%, 11/15/16	795,000	731,400
		1,508,400

	Principal Amount	Value
Medical-Nursing Homes - **1.0%**		
Sun Healthcare Group, Inc.		
9.125%, 04/15/15	$500,000	$440,000
Medical-Outpatient/Home Medical Care - **1.4%**		
Res-Care, Inc.		
7.750%, 10/15/13	770,000	631,400
MRI/Medical Diag Imaging - **0.3%**		
Alliance Imaging, Inc.		
7.250%, 12/15/12	165,000	141,075
Oil Companies-Exploration & Production - **5.2%**		
Chesapeake Energy Corp.		
6.875%, 01/15/16	585,000	470,925
Forest Oil Corp.		
7.250%, 06/15/19	750,000	551,250
PetroHawk Energy Corp. 144A[#]		
7.875%, 06/01/15	790,000	588,550
SandRidge Energy, Inc. 144A[#]		
8.000%, 06/01/18	725,000	406,000
Southwestern Energy Co. 144A[#]		
7.500%, 02/01/18	395,000	347,600
		2,364,325
Oil Field Machine & Equipment - **1.0%**		
Complete Production Services, Inc.		
8.000%, 12/15/16	750,000	476,250
Oil-Field Services - **0.3%**		
Helix Energy Solutions Group, Inc. 144A[#]		
9.500%, 01/15/16	295,000	157,825
Paper & Related Products - **2.5%**		
Domtar Corp.		
7.125%, 08/15/15	625,000	409,375
Neenah Paper, Inc.		
7.375%, 11/15/14	790,000	430,550
NewPage Corp.		
10.000%, 05/01/12	650,000	289,250
		1,129,175
Physical Therapy/Rehabilitation Centers - **1.4%**		
Psychiatric Solutions, Inc.		
7.750%, 07/15/15	865,000	640,100
Pipelines - **1.7%**		
Dynegy Holdings, Inc.		
7.750%, 06/01/19	760,000	528,200
El Paso Corp.		
12.000%, 12/12/13	265,000	261,025
		789,225
Printing-Commercial - **0.7%**		
Cenveo Corp.		
7.875%, 12/01/13	585,000	308,587
Radio - **0.3%**		
XM Satellite Radio Holdings, Inc. 144A[#]		
13.000%, 08/01/13	590,000	138,650
Rental Auto/Equipment - **0.6%**		
Hertz Corp.		
10.500%, 01/01/16	560,000	258,300
Retail-Apparel/Shoe - **2.4%**		
Brown Shoe Co., Inc.		
8.750%, 05/01/12	555,000	413,475
Phillips-Van Heusen Corp.		
8.125%, 05/01/13	830,000	688,900
		1,102,375
Retail-Computer Equip - **1.5%**		
GameStop Corp./GameStop, Inc.		
8.000%, 10/01/12	720,000	673,200
Retail-Drug Store - **0.9%**		
Rite Aid Corp.		
7.500%, 03/01/17	665,000	435,575

	Principal Amount	Value
Retail-Propane Distribution - **2.1%**		
Inergy LP/Inergy Finance Corp.		
8.250%, 03/01/16	$845,000	$663,325
Star Gas Partners LP/Star Gas Finance Co.		
10.250%, 02/15/13	435,000	302,325
		965,650
Retail-Regional Dept Store - **0.7%**		
The Neiman Marcus Group, Inc.		
10.375%, 10/15/15	735,000	319,725
Special Purpose Entity - **3.6%**		
AMR HoldCo, Inc./EmCare HoldCo, Inc.		
10.000%, 02/15/15	810,000	757,350
Hughes Network Systems LLC/HNS Finance Corp.		
9.500%, 04/15/14	740,000	604,950
KAR Holdings, Inc.		
8.750%, 05/01/14	600,000	267,000
		1,629,300
Steel-Producers - **1.4%**		
Steel Dynamics, Inc.		
7.375%, 11/01/12	895,000	657,825
Telecommuications Services - **3.6%**		
MasTec, Inc.		
7.625%, 02/01/17	1,155,000	873,469
Time Warner Telecom Holdings, Inc.		
9.250%, 02/15/14	625,000	515,625
West Corp.		
11.000%, 10/15/16	585,000	274,950
		1,664,044
Telephone-Integrated - **5.4%**		
Cincinnati Bell, Inc.		
8.375%, 01/15/14	880,000	682,000
Qwest Capital Funding, Inc.		
7.250%, 02/15/11	765,000	646,425
Sprint Capital Corp.		
8.375%, 03/15/12	500,000	400,261
Windstream Corp.		
8.625%, 08/01/16	820,000	729,800
		2,458,486
Wire & Cable Products - **2.3%**		
Anixter, Inc.		
5.950%, 03/01/15	750,000	491,250
General Cable Corp.		
7.125%, 04/01/17	815,000	541,975
		1,033,225
Wireless Equipment - **0.6%**		
American Tower Corp. 144A[#]		
7.000%, 10/15/17	320,000	286,400
Total US Corporate Bonds (Cost: $50,825,039) . . .		36,918,930

	Principal Amount	Value
Foreign Corporate Bonds - 2.8%		
Cellular Telecommunications - **1.7%**		
Millicom international Cellular SA		
10.000%, 12/01/13	605,000	547,525
Rogers Wireless, Inc.		
8.000%, 12/15/12	235,000	226,188
		773,713
Electronic Components-Miscellaneous - **0.6%**		
Flextronics International, Ltd.		
6.250%, 11/15/14	350,000	262,500

U.S. HIGH YIELD BOND FUND

SCHEDULE OF INVESTMENTS (Unaudited)
As of December 31, 2008

	Principal Amount	Value
Oil Companies-Exploration & Production - 0.5%		
OPTI Canada, Inc.		
8.250%, 12/15/14	450,000	245,250
Total Foreign Corporate Bonds (Cost: $1,630,520).		1,281,463
U.S. Government Securities - 5.5%		
U.S. Treasury Note (Cost: $2,500,000).	2,500,000	2,495,118
		2,495,118

	Principal Amount	
Short Term Investments - 2.0%		
Time Deposit - 2.0%		
Bank of America Toronto		
0.060%, 01/02/09 (Cost: $900,349)	900,349	900,349
Total Investments -91.3% (Cost: $55,855,908)		41,595,860
Other Assets In Excess Of Liabilities - 8.7%		3,979,333
Net Assets - 100.0%		$45,575,193

\#   144A Security. Certain condition for public sale may exist. The total market value of 144A securities owned at December 31, 2008 was $2,760,800 or 6.05% of net assets.

SCHEDULE OF INVESTMENTS BY SECTOR
as of December 31, 2008

Sector	Percent of Net Assets
Communications	19.9%
Consumer, Non-cyclical	13.7
Consumer, Cyclical	11.5
Industrial	11.4
Energy	9.2
Financial	7.1
Government	5.5
Basic Materials	3.9
Utilities	3.6
Technology	1.9
Diversified	1.6
Short Term Investments	2.0
Total Investments	91.3
Other assets in excess of liabilities	8.7
Net Assets	100.0%

Notes to Portfolio Holdings - December 31, 2008 (Unaudited)

Note 1 - Fair Value of Financial Instruments

Effective April 1, 2008, the funds adopted FAS 157 – Fair Value Measurements ("FAS 157" or "the Statement"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurement. The Statement establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the funds (observable inputs) and (2) the funds own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The three levels defined by the FAS 157 hierarchy are as follows:

Level I – quoted prices in active markets for identical securities.

Level II –significant observable inputs (including quoted prices for similar securities, interest rates prepayment speeds, credit risk, etc.)

Level III – significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments.

In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest input level that is significant to the fair value measurement in its entirety.

The following table summarizes the valuation of each fund's securities using the fair value hierarchy:

At December 31, 2008	Total	Level I	Level II	Level III
US MICRO CAP				
Investments	$ 47,528,749	$ 47,528,749	$ -	$ -
US EMERGING GROWTH				
Investments	9,457,938	9,457,938	-	-
US ULTRA MICRO CAP				
Investments	1,136,942	1,136,942	-	-
US SYSTEMATIC LARGE CAP GROWTH				
Investments	6,620,525	6,620,525	-	-
US SMALL TO MID CAP GROWTH				
Investments	3,471,376	3,471,376	-	-
US CONVERTIBLE				
Investments	260,141,698	48,856,835	211,284,863	-
GLOBAL SELECT				
Investments	20,464,981	20,295,058	169,923	-
INTERNATIONAL GROWTH OPPORTUNITIES				
Investments	70,583,460	68,606,662	1,976,798	-
EMERGING MARKETS				
Investments	21,562,932	21,501,934	60,998	-

INTERNATIONAL SYSTEMATIC			
Investments	48,169,227	48,169,227	-	-
INTERNATIONAL ALL CAP GROWTH			
Investments	12,818,649	12,326,321	492,328	-
US HIGH YIELD BOND			
Investments	41,595,860	900,349	40,695,511	-
GLOBAL EQUITY 130/30			
Investments	2,580,031	2,514,992	65,039	-
Derivative liabilities	11,253	11,253	-	-

SFAS 157 also requires a reconciliation of assets and liabilities for which significant unobservable inputs (Level 3) were used in determining fair value. During the period April 1, 2008 through December 31, 2008, no Funds held investments in which significant unobservable inputs (Level 3) were used in determining value.

Note 2 - New Accounting Pronouncement

In March 2008, Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"), was issued and is effective for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 requires enhanced disclosures to provided information about the reasons the Fund invests in the derivative instruments, the accounting treatment and the effect derivatives have on financial performance.

In September 2008, "FASB Staff Position No. 133-1 and FASB Interpretation No. 45-4" (the "FSP"), "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161, "was issued and is effective for fiscal years and interim periods ending after November 15, 2008. The FSP amends FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," to require disclosures by sellers of credit derivatives, including credit derivative embedded in hybrid instruments. The FSP was effective at November 30, 2008, whereby disclosures required by SFAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management has reviewed FASB Statement 133 and FASB Interpretation 45 and has determined that these implementations do not have a material impact on the NQ filings.

ITEM 2. CONTROLS AND PROCEDURES

(a) The registrant's principal executive and financial officers have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective, as of a date within 90 days of the filing date of this Form N-Q, based on their evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and Rules 13a-15(b) or 15d-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b) There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

ITEM 3. EXHIBITS

Certifications pursuant to Rule 30a-2(a) under the 1940 Act (17 CFR 270.30a-2(a)) are filed and attached hereto as Exhibit 99.CERT 3(a)(1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) Nicholas-Applegate Institutional Funds

By: (Signature and Title)

/s/ Horacio A. Valeiras

Horacio A. Valeiras
Title: President (Principal Executive Officer) and Trustee
Date: February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: (Signature and Title)

/s/ Horacio A. Valeiras

Horacio A. Valeiras
Title: President (Principal Executive Officer) and Trustee
Date: February 27, 2009

By: (Signature and Title)

/s/ Deborah A. Wussow

Deborah A. Wussow
Title: Treasurer (Principal Financial Officer and Principal Accounting Officer)
Date: February 27, 2009